
SMUCKER'S


10012331

The J. M. Smucker Company
2010 Annual Report

Financial Highlights

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Year Ended April 30, 2010	2009
Net sales	**$4,605,289**	$3,757,933
Net income and net income per common share:		
Net income	**$ 494,138**	$ 265,953
Net income per common share - assuming dilution	**$ 4.15**	$ 3.11
Income and income per common share before restructuring and merger and integration costs: (1)		
Income	**$ 520,782**	$ 321,617
Income per common share - assuming dilution	**$ 4.37**	$ 3.76
Common shares outstanding at year end	**119,119,152**	118,422,123
Number of employees	**4,850**	4,700

(1) Reconciliation to net income:		
Income before income taxes	**$ 730,753**	$ 396,065
Merger and integration costs	**33,692**	72,666
Cost of products sold - restructuring	**3,870**	—
Other restructuring costs	**1,841**	10,229
Income before income taxes, restructuring, and merger and integration costs	**$ 770,156**	$ 478,960
Income taxes	**249,374**	157,343
Income before restructuring and merger and integration costs	**$ 520,782**	$ 321,617

On Our Cover

"A Memorable Meal" © 2010 Willa Aylaian

A native Californian and mother of five, Willa Aylaian's artwork typically features cottages, coastal ocean scenes, and children on the beach. Her paintings are known for being bright and filled with whimsy and delight. This year our Annual Report cover captures the joy of the family meal.

Contents


Crisco

Jif

SMUCKER'S

Folgers

Pillsbury

Why We Are, Who We Are ...Our Culture

A culture of dotting the i's and crossing the t's...

Of doing the *right* things and doing *things* right...

A culture of growth — individual and as a company.

It's who we are. It's *because* of who we are.

It's a result of living our Basic Beliefs...

Our Commitment to Each Other. To our consumers and to our customers.

As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...

A culture deeply rooted in our Basic Beliefs...

Guideposts for decisions at every level...

Why we are *who* we are.

A culture that encourages commitment to each other...

Clear communication and collaboration...

Vision...A culture of appreciation.

A *family*-sense of sharing in a job well done...

Where every person makes a difference.


BORDEN.
EAGLE BRAND
AMERICA'S MOST TRUSTED

Martha White

WHITE LILY

Nature's Peak

Robin Hood

BICK'S

Knott's
BERRY FARM

PET
THE DAIRY GOODNESS PEOPLE

MAGNOLIA

DUNKIN' DONUTS

MILLSTONE

Hungry Jack

R.W. KNUDSEN
FAMILY

Santa Cruz
ORGANIC

Europe's Best

SINCE 1897
Dickinson's

SINCE 1706
CROSSE & BLACKWELL

Laura Scudder's.

ADAMS

Double Fruit.

LA PIÑA

kava

FIVE ROSES

KING KELLY

GOLDEN TEMPLE

RED RIVER
HOT CEREAL

Dear Shareholders and Friends:

We are pleased to share with you that fiscal 2010 was another record year for The J. M. Smucker Company as we continued to focus on Our Purpose of bringing families together to share memorable meals and moments. Our results demonstrate that when our employees focus on a shared purpose and implementing a clear strategy, strong financial performance follows:

- Sales were $4.6 billion, up 23 percent over last year.
- Net income per share was $4.15, up from $3.11 last year, a 33 percent increase.
- Cash flow from operations exceeded $713 million, up 60 percent over last year.

Strong cash flows provide us with a number of opportunities to create additional shareholder value in the future. These opportunities include future growth through acquisitions, dividend payments, share repurchase programs, and capital investments. In fact, we recently announced a 14 percent increase in our quarterly dividend.

Several key strategic accomplishments over the past year have contributed to our strong momentum and outstanding Company results:

- Achieved market share growth across a number of our core categories.
- Successfully completed the remaining activities associated with integrating the Folgers coffee business with our broader portfolio of brands and Company infrastructure.
- Realized the first full year of synergies associated with managing the Folgers coffee business as part of The J. M. Smucker Company.
- Grew *Dunkin' Donuts* coffee in retail volume, which represented the fastest growing brand in our Company portfolio.
- Delivered significant sales, profits, and cash flow from the coffee business.
- Strengthened core brand equities across our entire portfolio of brands through an unprecedented level of investment in print, digital, and television advertising.
- Leveraged the power of our diverse categories and products through multi-brand promotional events that invited consumers to include even more of our products as part of their family meals.
- Introduced new, better-for-you product alternatives, including but not limited to *Pillsbury* sugar-free cake mixes, brownies, and frostings — the first sugar-free alternatives in the dessert baking mix category — offering consumers even more ways to enjoy our brands.
- Continued our strong commitment to sustainability so that we can create a better tomorrow through economic, environmental, and social programs.
- Enjoyed and preserved the unique Company culture that makes Smucker a great place to work.

  We were proud that our Company was once again recognized by *FORTUNE* magazine's "100 Best Companies to Work For." This recognition is a testament to our employees. We thank them for their continued passion and dedication to our business.

Long-Term Perspective

Achieving solid financial results and growing our business were important objectives that we were proud to deliver this past fiscal year. However, we believe that an even more important measure of success is providing strong results and value to our constituents — consumers, customers, employees, suppliers, communities, and shareholders — over the long term.

A commitment to continuous improvement is essential to ensuring our ongoing success. Our employees are committed to continuously improving our brands, products, business processes, operational practices, and cost structure.

Most significantly, we announced this past year the strategic decision to invest in the long-term strength and profitability of our coffee and fruit spreads businesses with the largest capital investment in our Company's history. This multi-project initiative will help achieve our long-term financial objectives, better allocate capacity and assets across the supply chain, and strengthen our category leadership positions. This decision, while right for the ongoing strength of the businesses, was a difficult one because of the impact on many of our employees as a result of the planned closing of four manufacturing facilities.

Looking to the future, we will continue to strengthen our work environment and unique culture. Over the next few years, we will make significant investments at our corporate headquarters location in Orrville, Ohio, to support recent and future growth. We will open a new office building, expand an existing building that will add to our research and development capabilities, and build a state-of-the-art manufacturing facility.

Our culture, emphasis on growth, and focus on continuous improvement have long contributed to our success. These investments are only the most recent examples of our commitment to these areas.

Our Purpose

During fiscal 2010, we extended Our Purpose of bringing families together to share memorable meals and moments to more consumers than ever before. We continue to believe in the far-reaching benefits of family mealtime. Families that eat together are stronger, smarter, healthier, and happier.

To best fulfill Our Purpose and deliver sustained results we are guided by our strategic vision to own and market North American food brands that hold the #1 market position in their respective category. We remain confident in this North American focused strategy and will also continue to embrace a global perspective.

Having the right strategic focus is essential, but how we work to fulfill our strategy is what makes The J. M. Smucker Company unique. Our Basic Beliefs — *Quality, People, Ethics, Growth,* and *Independence* — are the guideposts for everything we do. They are the fabric of our culture and have enabled us to build trust with our constituents for generations. That trust is the confidence that constituents place in our Company, our brands, and our products. We do not take this trust for granted and work to maintain it every day — one product at a time.

We thank you for your investment in The J. M. Smucker Company and look forward to our continued partnership.

Sincerely,





Tim Smucker   Richard Smucker

Our Purpose is to bring families together to share memorable meals and moments. At Smucker, we have always measured success by more than financial performance and are honored that our brands play a role in helping family and friends enjoy these cherished mealtime moments.



Business Overview

U.S. Retail Coffee Market

Folgers • Dunkin' Donuts • Millstone



Sales and profits within our U.S. Retail Coffee Market segment grew by 99 percent and 129 percent, respectively, in fiscal 2010.

We are the clear market leader in the coffee category and the momentum of the business is strong. Since the close of the Folgers transaction in November 2008, we have realized the first full year of synergies, completed all of the integration milestones, and fully integrated the business into the Company. Our results from *Folgers* and *Dunkin' Donuts* coffee exceeded the expectations we had for the business at the time of the acquisition.

In fiscal 2010, we produced 11 new television commercials to support the coffee business and made a significant marketing investment in its brands. Consistent with our strategic rationale for the acquisition, *Folgers* coffee has created scale and fueled growth across our entire portfolio of brands as we have capitalized on multi-brand marketing and merchandising opportunities.

Folgers core products continue to be a popular choice across the U.S. as families brew and enjoy more coffee at home. Consumers believe *The Best Part of Wakin' Up* starts with a freshly brewed, hot cup of *Folgers* coffee. That's why we continue to focus our investments and efforts on growing *Folgers* core products and ensuring the right marketing mix, distribution, and packaging. We also continue to strengthen our *Folgers* brand equity through our new television advertising, promotions, digital, and in-store marketing initiatives.

Dunkin' Donuts coffee is the fastest growing brand in the Company's portfolio. More and more consumers are turning toward *Dunkin' Donuts* coffee — including our bold tasting *Dunkin' Turbo* variety — which was successfully launched this past year and will continue to build our presence and support our success in the growing gourmet category.

We also entered into a manufacturing and distribution agreement with Green Mountain Coffee Roasters, Inc. The agreement will enable consumers to enjoy our *Folgers Gourmet Selections* and

Frozen Caramel Coffee (recipe on page 13)

Millstone brands in single-serve K-Cup® portion packs for use in the fastest growing single-serve brewing system — the Keurig® Single Cup Brewer.

As the leader in the at-home coffee category, our goal is to participate in all segments of the business. Although the single-serve segment represents less than five percent of the total at-home coffee category in the United States, it is the fastest growing segment in the category. Our agreement with Green Mountain allows us to sell the *Folgers Gourmet Selections* and *Millstone* K-Cup® portion packs to consumers in the U.S. and Canada through the grocery, mass retailer, drug store, and club channels.

Reflecting the importance of coffee within our portfolio, in 2010 we made the strategic decision to invest $70 million and consolidate coffee production in New Orleans by the summer of 2012. This consolidation will significantly streamline the coffee supply chain, increase our asset utilization, and better position our operations for future expansion.




Jif
TO GO
CRUNCHY
PEANUT BUTTER
8
INDIVIDUAL CUPS
Jif
We're Still
18 OZ
CREAMY
PEANUT BUTTER
NET WT 18 OZ (1 LB 2 OZ) 510g
CHOICE OF #1 CHOOSY MOMS
SMUCKER'S
Strawberry
Preserves
SMUCKER'S
Orchard's Finest



Sales and profits within our U.S. Retail Consumer Market segment grew by two percent and 10 percent, respectively, in fiscal 2010.

Fruit Spreads and Peanut Butter

It's the simple things in life that often provide us with the greatest value, comfort, and pleasure. For generations, families have had to look no further than a peanut butter and jelly sandwich. Whether part of a nutritious lunch, as a snack between meals, or as a healthy alternative at any other time of the day — consumers have included our trusted jams, jellies, preserves, and peanut butter as a part of their sandwiches for years.

We continued our growth in the fruit spreads category and strengthened our #1 position. Consumers continue to have a wide array of choices — including organic and sugar-free alternatives — under our *Smucker's, Dickinson's,* and *Knott's Berry Farm* brands. We also expanded our *Orchard's Finest* premium preserve offerings this past year with the introduction of Fall Harvest Cinnamon Apple and Coastal Valley Peach Apricot.

Turkey Salad with Orange Peanut Dressing (recipe on page 13)

During fiscal 2010, we committed to making a $150 million investment over the next three years to support the fruit spreads business and maintain our leadership position. This initiative will include investing in new equipment and technology in Ripon, Wisconsin, and building a state-of-the-art manufacturing plant in Orrville, Ohio. This investment will ensure our superior product quality, support future growth, and provide operational flexibility to meet the needs of our consumer and foodservice businesses in the U.S. and Canada.

Jif remains the #1 brand in the peanut butter category as we increased our share of market. We further strengthened this position this past year through advertising, public relations, and digital communications. Whether through our 8th Annual *Jif* Most Creative Peanut Butter Sandwich Contest or our *Jif To Go* online contest, we are reaching more consumers than ever before and strengthening the *Jif* brand equity.

Consumers are responding well to *Jif* Natural and our re-packaged *Jif To Go* individual servings of peanut butter. And while many consumers enjoy traditional *Jif* Creamy peanut butter, they now have more options to choose from, including *Jif* Omega-3 and Reduced Fat *Jif To Go.*

Toppings What better way to "top off" a celebration or to end a meal than with *Smucker's* ice cream toppings. Consumers have over 35 different flavor offerings to choose from to satisfy everyone's cravings. New products in fiscal 2010 included *Magic Shell* Orange Crème, *Special Recipe* Milk Chocolate, and Black Cherry toppings.

Potatoes, Pancakes, and Syrup To leverage our strengths in breakfast and to simplify our portfolio, we made the strategic decision this past year to divest the *Hungry Jack* potato business. We remain committed to *Hungry Jack* pancake mixes and syrups — key products in our breakfast portfolio.

Through a variety of new products, including *Hungry Jack Easy Pack* Wheat Blends and Blueberry Wheat pancakes, consumers have even more alternatives when they prepare a healthy breakfast for their family. Consumers can also enjoy the convenience of a new, no drip cap when pouring *Hungry Jack* syrup on their pancakes.


SMUCKER'S

U.S. Retail Oils and Baking Market

Crisco • Pillsbury • Eagle Brand • Martha White • White Lily • PET • Magnolia



Sales within our U.S. Retail Oils and Baking Market segment declined by nine percent primarily related to price declines. Profits grew 15 percent in fiscal 2010.

Crisco continues to be an iconic brand enjoyed by consumers across the U.S. *Crisco* products often bring back memories of cooking and baking with family for generations. The products also remain relevant to today's consumer. The April 2010 edition of *Cook's Illustrated* magazine recommended *Crisco* Natural Blend Oil as the top-ranking cooking oil and also recommended our vegetable, canola, and corn oils.

Double Chocolate Peanut Butter Supreme (recipe on page 13)

Over the last several years we began contemporizing the brand, including introducing olive oils, to expand the *Crisco* consumer base. This past year we refreshed the *Crisco* packaging to reflect a more contemporary look and feel while leveraging the equity of the blue, red, and white colors.

It's in the baking aisle where consumers often look for fun and exciting products that they can include as part of their everyday meals and special occasions. In fiscal 2010, we aired our first national television advertising for *Pillsbury,* which generated positive responses from consumers. As we look toward the upcoming fiscal year, consumers will find even more *Pillsbury* cookies, brownies, cakes, and frostings to choose from —

including sugar-free alternatives. We are continuing our progress toward solidifying the #2 market position in the baking category as we work toward our long-term vision of being #1.

Martha White has been making family traditions easy since 1899 and continues its long-standing brand history and loyalty across the South. These convenient baking mixes are "made in minutes and gone in seconds" and are now expanding into the western region of the United States.





Savory Sweet Potato and Sausage Dressing (recipe on page 13)

Our Special Markets business segment grew sales and profits by nine percent and 33 percent, respectively, versus fiscal 2009. The businesses that contributed to this success include Canada, foodservice, natural foods, and international.

Canada Our broad portfolio of brands in Canada drove an increase in sales in fiscal 2010. A significant portion of this growth came from *Folgers* coffee — as this business was successfully integrated into our Canadian portfolio. As part of this integration, we expanded our distribution, launched new advertising, and introduced *Folgers* Black Silk coffee into the Canadian marketplace.

We also realized strong results from our other brands in Canada including *Smucker's* fruit spreads and toppings, *Double Fruit* fruit spreads, and *Robin Hood* flour and baking mixes. We look to build on this success in fiscal 2011 by expanding our retail distribution and introducing new advertising for both *Smucker's* and *Double Fruit* to build on the emotional bond between our brands and consumers.

Canadian consumers continue to enjoy *Bick's* pickles and condiments with their meals. They can now add *Bick's* 50% Less Salt Baby Dills Garlic — the first low-sodium branded pickle in the category — to their pantries and kitchen tables.

We also introduced new advertising and promotions to support *Europe's Best* premium frozen fruits and vegetables. Consumers can now include *Europe's Best* Sun Ripe Harvest Peaches in their freezers, a premium blend of select orchard peaches that are picked and frozen at their peak of ripeness to preserve nutrients and delicious taste. *Europe's Best* Imperial Blend is a new product that includes a unique mix of edamame kernels, snow peas, bamboo shoots, shitake mushrooms, water chestnuts, carrots, and red peppers, which can be enjoyed on its own or added to a stir fry.

Foodservice The foodservice industry continues to be challenged as families are choosing to eat more meals at home. While the overall industry is down, our foodservice business grew by double digits — primarily fueled by the addition of *Folgers* coffee and *Smucker's Snack'n Waffles* brand waffles.

Two new products included *Folgers* 100% Colombian and *Gourmet Supreme* coffee. We expect to build on the momentum that coffee has generated within our foodservice business in the upcoming fiscal year.

Consumers continue to be enthusiastic about *Smucker's Uncrustables* sandwiches and *Snack'n Waffles* brand waffles — ready-to-eat, individually packaged sandwiches and waffles. To support the growth of these products, we consolidated production to our Scottsville, Kentucky, facility. The Scottsville facility will meet current and future demand.

Natural Foods Natural foods continues to meet consumer demand for products that are "good and good for you" by offering natural foods products across the beverage, peanut butter, dessert toppings, and fruit sauces categories.

Consumers have even more healthy, flavorful alternatives to choose from among our *Santa Cruz Organic* and *R.W. Knudsen Family* products. New products on shelf this past year included *Santa Cruz Organic* Mango Lemonade and Sparkling Pomegranate Limeade. *R.W. Knudsen Family* unveiled a Sparkling Pomegranate beverage in the celebratory category, as well as new packaging and formulations for their fruit juice Spritzers. *Sparkling Essence*, a zero calorie organic sparkling beverage, was also introduced in a variety of flavors including Mint, Blueberry, Cucumber, and Lemon.

The business continues to be an industry sustainability leader. It was awarded the California Waste Reduction Awards Program (WRAP) Award for the tenth consecutive year — achieving over a 98 percent reuse/recycle rate. It also recently achieved Leadership in Energy and Environmental Design (LEED) Gold certification for the Smucker Natural Foods warehouse in Chico, California.

International Consumers in more than 65 countries beyond the United States and Canada continue to enjoy our brands and products. Puerto Rico is our largest export market, with our brands continuing to hold #1 market positions across almost every category in which we compete.

Our international business provides important insights into emerging trends and helps us to maintain a global perspective on our consumers, customers, and suppliers.



Our Commitment to Sustainability

Economic • Environmental • Social

Since 1897, our Company has considered environmental, economic, and social sustainability to be among our many responsibilities as a good corporate citizen. Today sustainability is recognized as a strategic objective of the Company.

A Company-wide cross functional task force was established in 2006 to guide and oversee our continuing efforts relating to sustainability.

We are pleased to announce that as part of our ongoing efforts to measure our progress toward our stated sustainability goals, this year, for the first time, we submitted our current results to the **Carbon Disclosure Project.** Organizations from around the world measure and disclose their greenhouse gas emissions and sustainability efforts through the Carbon Disclosure Project.

Further, the Company plans to publish its first Corporate Social Responsibility Report in the summer of 2011.



Our Sustainability Strategy

With our Basic Beliefs as our foundation, we will create a better tomorrow by focusing on preserving our culture, ensuring our long-term **economic viability,** limiting our **environmental impact,** and **being socially responsible.**

Our efforts are focused on the following goals that we will strive to achieve by 2014:

- Reduce greenhouse gas emissions by 15%
- Reduce water usage by 25%
- Reduce waste sent to landfill by 75%
- Ensure we offer a sustainable line of products
- Maintain a leadership role in social sustainability

Our Sustainable Operations

Smucker Quality Management Systems (SQMS) is a proven set of business processes used to drive results in our business. It is the foundation of how we run our operations. SQMS has provided improved results in the areas of quality, reliability, cost, and effectiveness.

In 2010, the Company made a substantial addition to our SQMS initiative by adding a Sustainability Pillar. Each manufacturing facility has a pillar leader, and our Corporate SQMS Leadership Team and Sustainability Task Force provide oversight and support. This pillar's primary focus is achieving the Company's established environmental goals.

Our Facilities

We continue to be recognized with regard to our sustainability efforts at our facilities. Specific examples include:

- Awarded Silver and Gold LEED Certification, respectively, for the new building and renovations on our Corporate Campus and Company Store as well as a solar powered warehouse and cold storage at our Chico, California, facility.
- Received the Waste Reduction Awards Program (WRAP) Award administered by the State of California Waste Management Board at our Chico, California, facility for the 10th consecutive year.

Our Social Responsibilities

Smucker has a long history of promoting initiatives and programs that support and enhance the quality of life in the communities in which we operate. The primary focus of these efforts has been within the area of education. Examples of our social sustainability programs include:

- Played a key role in the establishment of the Heartland Education initiative based in Orrville, Ohio, which is focused on improving education through a partnership between community organizations, parents, the local school district, and local businesses. Learn more about Heartland Education Community, Inc. efforts at heartlandorrville.com.
- Continued support of Feeding America's network of food-banks, Boys and Girls Clubs of America, American Red Cross, and United Way with both financial resources and the volunteer efforts of our employees.



Easy Glazed Cinnamon Rolls

Prep time: 40 minutes
Bake time: 25 minutes
Ready in: 2 hours
Makes 12 rolls



Ingredients

1 (16 oz.) package **Pillsbury**® Hot Roll Mix
7 tablespoons sugar, divided
1 cup hot water, 120° to 130°F
6 tablespoons butter, softened, divided
1 large egg
Pillsbury BEST® All Purpose Flour, as needed to handle dough
Crisco® Original No-Stick Cooking Spray
2 teaspoons cinnamon

GLAZE
1 cup powdered sugar
1 to 2 tablespoons milk
1/2 teaspoon vanilla extract

Frozen Caramel Coffee

Prep time: 10 minutes
Ready in: 10 minutes
Makes 2 servings



Ingredients

1/4 cup strong brewed **Folgers**® French Roast Coffee, chilled
or 1/4 cup strong brewed **Folgers**® Black Silk Coffee, chilled
5 tablespoons **Smucker's**® **Sundae Syrup**™ Caramel Flavored Syrup, plus additional for garnish
1 tablespoon vanilla flavored syrup*
1/4 cup cold milk
1 1/2 cups ice cubes
Whipped cream

**A variety of flavored syrups that enhance coffee drinks are available in supermarket coffee aisles, specialty coffee houses, gourmet food stores and online.*

Savory Sweet Potato and Sausage Dressing

Prep time: 50 minutes
Bake time: 35 minutes
Ready in: 1 hour 30 minutes
Makes 8 to 10 servings



Ingredients

1 lb. sweet potatoes, peeled and cut into 2-inch chunks
1 teaspoon salt, divided
Crisco® Original No-Stick Cooking Spray
2 tablespoons **Crisco**® Butter Flavor All-Vegetable Shortening
1 cup chopped celery
1/4 cup chopped onion
1/4 teaspoon poultry seasoning
1/4 teaspoon pepper
1 lb. ground seasoned pork sausage
1 (15 oz.) box seasoned croutons
1 medium apple, cored and chopped
1/4 cup raisins
1 egg, lightly beaten
1/4 cup **Crisco**® Butter Flavor All-Vegetable Shortening
1/2 teaspoon instant chicken bouillon granules, dissolved in 1/2 cup hot water
Chopped fresh parsley (optional)

Turkey Salad with Orange Peanut Dressing

Prep time: 30 minutes
Ready in: 30 minutes
Makes 5 (1/2 cup) servings



Ingredients

ORANGE PEANUT DRESSING
1 (10.25 oz.) jar **Smucker's**® **Low Sugar**™ Reduced Sugar Sweet Orange Marmalade, (1 cup)
1/3 cup **Smucker's**® Natural Chunky Peanut Butter, stirred
1/4 cup light salad dressing
1/4 cup lowfat sour cream
1/2 teaspoon curry powder

TURKEY SALAD
1 cup prepared julienne-cut carrots
1/2 cup dried cranberries
1 lb. fully cooked smoked turkey from deli, sliced 1/2-inch thick, cut into 1/2-inch cubes
1 cup diced Granny Smith apples
1 head Boston or Bibb lettuce, with leaves separated

Mustard and Herb Potato Salad

Prep time: 15 minutes
Cook time: 25 minutes
Ready in: 40 minutes
Makes 10 to 12 servings



Ingredients

3 lbs. Yukon Gold potatoes
1/2 cup finely chopped fresh chives
1/2 cup chopped fresh parsley
2 tablespoons drained **Crosse & Blackwell**® Capers
3 tablespoons white wine vinegar
1 tablespoon coarse-grained mustard
1/2 cup **Crisco**® Pure Canola Oil
Salt and pepper to taste

Peachy Barbecued Ham Kabobs

Prep time: 15 minutes
Cook time: 10 minutes
Ready in: 30 minutes
Makes 4 servings



Ingredients

Crisco® Original No-Stick Cooking Spray
1 lb. fully cooked ham, cut into 1-inch cubes
1 large red pepper, cut into 1-inch squares
1 (20 oz.) can pineapple chunks, drained
8 (12-inch) bamboo or metal skewers
1 (12 oz.) jar **Smucker's**® **Orchard's Finest**® Coastal Valley Peach Apricot Preserves
1/2 cup barbecue sauce

Double Chocolate Peanut Butter Supreme

Prep time: 15 minutes
Bake time: 37 minutes
Ready in: 2 hours
Makes 12 to 14 servings



Ingredients

Crisco® Original No-Stick Cooking Spray
1 (15.9 oz.) package **Pillsbury**® Supreme Chocolate Extreme Premium Brownie Mix
1/3 cup **Crisco**® Pure Vegetable Oil
3 tablespoons water
1 large egg
1 cup **Jif**® Creamy Peanut Butter
1/2 teaspoon vanilla extract
1 cup powdered sugar
2 tablespoons **Smucker's**® Hot Fudge Topping

Coffee Caramel Flan

Prep time: 20 minutes
Bake time: 1 hour
Ready in: 8 hours
Makes 8 servings



Ingredients

3/4 cup sugar
1/2 teaspoon ground cinnamon, divided
4 large eggs
1 (14 oz.) can **Eagle Brand**® Sweetened Condensed Milk
1/2 pt. heavy cream, divided
1/2 teaspoon vanilla extract
1/8 teaspoon salt
1 1/2 cups strong brewed **Folgers**® **Classic Roast**® Coffee
2 tablespoons powdered sugar
Additional ground cinnamon (optional)

Frozen Caramel Coffee

Directions

PLACE coffee, caramel syrup, vanilla syrup and milk in blender container. Cover. Blend on medium speed until combined.

ADD ice cubes. Process until well blended (consistency should be thick and "slushy").

POUR into tall glasses. Top with whipped cream. Drizzle with caramel syrup.

folgers.com
smuckers.com

Easy Glazed Cinnamon Rolls

Directions

COMBINE flour and yeast packets from roll mix with 2 tablespoons sugar in large bowl. Stir in hot water, 2 tablespoons butter and egg until dough pulls away from sides of bowl. Knead dough on lightly floured surface 5 minutes until smooth, adding more flour as needed. Cover with large bowl; let rest 5 minutes. Heat oven to 375°F.

COAT 13 x 9-inch pan with no-stick cooking spray. Roll dough to 15 x 10-inch rectangle on lightly floured surface. Spread 4 tablespoons butter evenly over dough. Combine cinnamon and 5 tablespoons sugar. Sprinkle over butter. Starting with 10-inch side, roll up tightly, pressing edges to seal. Cut into 12 slices. Place cut side down in prepared pan. Cover with plastic wrap and towel. Let rise in warm place (80° to 85°F) 30 minutes or until doubled in size.

UNCOVER dough. Bake 20 to 25 minutes or until golden brown. Cool 1 minute. Remove from pan. For glaze, blend powdered sugar, milk and vanilla until smooth. Drizzle over warm rolls.

crisco.com
pillsburybaking.com

Turkey Salad with Orange Peanut Dressing

Directions

COMBINE marmalade, peanut butter, salad dressing, sour cream and curry powder in large bowl until well blended.

ADD carrots, cranberries, turkey and apples; stir well to combine.

To Serve: FORM a lettuce cup using one or two lettuce leaves; place on salad plate. Fill with 1/2 cup turkey salad. Repeat to make 5 servings.

TIP: *Salad can be made ahead and held overnight in refrigerator.*

smuckers.com

Savory Sweet Potato and Sausage Dressing

Directions

PLACE sweet potatoes in 2-quart saucepan. Add 1/2 teaspoon salt and enough water to cover. Bring to a boil. Cover and simmer 20 to 25 minutes, or until fork tender. Drain. Cool.

HEAT oven to 350°F. Coat a 2-quart casserole with no-stick cooking spray.

MELT 2 tablespoons shortening in large skillet. Add celery and onion. Cook and stir over medium heat until tender. Stir in remaining 1/2 teaspoon salt, poultry seasoning and pepper. Place in large bowl.

BROWN sausage in large skillet. Stir to break apart. Drain if necessary. Add to celery and onion mixture. Stir in croutons, apple and raisins. Mix in egg. Melt 1/4 cup shortening. Add to sausage mixture with prepared bouillon. Stir in sweet potatoes. Mix well. Place in prepared casserole.

BAKE, uncovered, 30 to 35 minutes or until golden brown. Garnish with parsley, if desired.

crisco.com

Peachy Barbecued Ham Kabobs

Directions

SPRAY cold grill grates with no-stick cooking spray. Heat grill to medium heat. Thread ham, red peppers and pineapple chunks onto skewers.

COMBINE preserves and barbecue sauce in a microwave safe bowl. Microwave on HIGH 20 to 30 seconds. Reserve half of sauce.

GRILL kabobs, turning occasionally, 6 to 8 minutes. Baste with apricot mixture the last 2 minutes. Serve with remaining sauce.

TIP: *This recipe can also be prepared using a grill pan on the stove top.*

crisco.com
smuckers.com

Mustard and Herb Potato Salad

Directions

COOK potatoes in salted water until tender. Drain. When cool enough to handle, peel and dice.

COMBINE chives, parsley and capers in large bowl. Whisk in vinegar and mustard. Whisk in oil.

ADD potatoes. Toss gently. Season with salt and pepper, as desired. Serve immediately or refrigerate for later use.

TIP: *Best when made several hours ahead. Bring to room temperature before serving.*

crisco.com
crosseandblackwell.com

Coffee Caramel Flan

Directions

COOK sugar in heavy saucepan over medium heat, stirring constantly, until completely melted and caramel colored. Carefully pour into 8-inch round baking pan, tilting to completely coat bottom. Sprinkle evenly with 1/4 teaspoon cinnamon.

HEAT oven to 350°F. Whisk eggs in large bowl. Beat in sweetened condensed milk, 1/4 cup cream, vanilla and salt. Whisk in coffee until well blended. Set prepared baking pan in larger shallow pan (such as a 13 x 9-inch baking pan). Pour flan mixture into prepared pan. Fill larger pan with 1 inch hot water. Bake 55 to 60 minutes or until knife inserted in center comes out clean. Carefully remove baking pan from hot water; cool on wire rack 1 hour. Cover and chill several hours or overnight.

COMBINE remaining cream, powdered sugar and remaining 1/4 teaspoon cinnamon in medium mixing bowl. Beat with an electric mixer on low until cream begins to thicken. Beat on high until stiff peaks form.

RUN knife around edge of pan to loosen flan. Invert onto serving plate with rim. Cut into wedges. Dollop each serving with whipped cream. Sprinkle with cinnamon.

folgers.com
eaglebrand.com

Double Chocolate Peanut Butter Supreme

Directions

HEAT oven to 350°F. Coat 8-inch springform pan with no-stick cooking spray.

PREPARE brownie mix according to package directions using packet of chocolate-flavored syrup, oil, water and egg. Spread into prepared pan. Bake 34 to 37 minutes or until toothpick inserted in center comes out clean. Cool completely on wire rack.

BEAT peanut butter and vanilla in medium bowl with an electric mixer until smooth. Gradually add powdered sugar. Beat 1 minute. Remove outer edge of springform pan. Spread peanut butter mixture over top of cooled brownie. Chill until firm.

PLACE hot fudge topping in small resealable plastic bag. Knead until smooth. Cut small corner off bag. Drizzle topping over peanut butter layer. Cut into wedges.

jif.com
crisco.com
smuckers.com
pillsburybaking.com

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2010. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	**2010**	2009	2008	2007	2006
Statements of Income:					
Net sales	**$4,605,289**	$3,757,933	$2,524,774	$2,148,017	$2,154,726
Net income	**494,138**	265,953	170,379	157,219	143,354
Financial Position:					
Total assets	**$7,974,853**	$8,192,161	$3,129,881	$2,693,823	$2,649,744
Cash and cash equivalents	**283,570**	456,693	171,541	199,541	71,832
Long-term debt	**900,000**	910,000	789,684	392,643	428,602
Shareholders' equity	**5,326,320**	4,939,931	1,799,853	1,795,657	1,728,059
Other Data:					
Capital expenditures	**$ 136,983**	$ 108,907	$ 76,430	$ 57,002	$ 63,580
Weighted-average shares	**118,951,434**	85,448,592	56,641,810	56,844,151	58,154,704
Weighted-average shares – assuming dilution	**119,081,445**	85,547,530	56,873,492	57,233,399	58,590,065
Earnings per common share:					
Net income	**$ 4.15**	$ 3.11	$ 3.01	$ 2.77	$ 2.47
Net income – assuming dilution	**$ 4.15**	$ 3.11	$ 3.00	$ 2.75	$ 2.45
Dividends declared per common share	**$ 1.45**	$ 6.31	$ 1.22	$ 1.14	$ 1.09

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2010 and 2009.

(Dollars in thousands, except per share data)

	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2010	July 31, 2009	$1,051,526	$406,029	$ 98,063	$0.83	$0.83
	October 31, 2009	1,278,745	492,250	139,990	1.18	1.18
	January 31, 2010	1,205,939	458,304	135,479	1.14	1.14
	April 30, 2010	1,069,079	430,107	120,606	1.01	1.01
2009	July 31, 2008	$ 663,657	$207,779	$ 42,291	$0.77	$0.77
	October 31, 2008	843,142	243,419	51,453	0.94	0.94
	January 31, 2009	1,182,594	401,041	77,941	0.68	0.68
	April 30, 2009	1,068,540	399,190	94,268	0.80	0.80

Annual net income per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly and special dividends declared. There were approximately 304,575 shareholders as of June 9, 2010, of which 74,513 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2010	July 31, 2009	$51.06	$39.19	$0.35
	October 31, 2009	55.36	49.08	0.35
	January 31, 2010	63.00	51.19	0.35
	April 30, 2010	63.50	57.72	0.40
2009	July 31, 2008	$55.58	$40.18	$0.32
	October 31, 2008	56.69	40.08	5.32
	January 31, 2009	46.00	37.22	0.32
	April 30, 2009	46.49	34.09	0.35

Comparison of Five-Year Cumulative Total Shareholder Return

Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
4/05
4/06
4/07
4/08
4/09
4/10
The J. M. Smucker Company
S&P 500
S&P Packaged Foods & Meats

	April 30,					
	2005	2006	2007	2008	2009	**2010**
The J. M. Smucker Company	$100.00	$ 80.99	$118.04	$107.88	$96.14	**$153.20**
S&P 500	100.00	115.42	133.00	126.78	82.01	**113.87**
S&P Packaged Foods & Meats	100.00	96.76	115.60	113.50	89.84	**125.77**

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2010, for the Company's common shares, the S&P 500 Index, and the S&P Packaged Foods and Meats Index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company's common shares and the referenced index funds on April 30, 2005.

EXECUTIVE SUMMARY

For more than 100 years, The J. M. Smucker Company ("Company"), headquartered in Orrville, Ohio, has been committed to offering consumers trusted, quality products that help families create memorable mealtime moments. Today, the Company is a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, sweetened condensed milk, ice cream toppings, and health and natural foods beverages in North America.

Its family of brands includes *Smucker's, Folgers, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack,* and *Martha White* in the United States, along with *Robin Hood, Five Roses, Carnation, Europe's Best,* and *Bick's* in Canada. In addition to these brands, the Company markets products under numerous other brands, including *Dunkin' Donuts, Millstone, Dickinson's, Laura Scudder's, Adams, Double Fruit* (Canada), and *Santa Cruz Organic.*

The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The Company's three U.S. retail market segments in total comprised over 80 percent of the Company's net sales in fiscal 2010 and represent a major portion of the strategic focus area for the Company – the sale of branded food products with leadership positions to consumers through retail outlets in North America. The Special Markets segment represents sales outside of the U.S. retail market segments and includes the Company's Canada, foodservice, natural foods, and international business areas.

In each of the U.S. retail market segments, the Company's products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the Special Markets segment, the Company's products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

STRATEGIC ELEMENTS

The Company remains rooted in its Basic Beliefs of *Quality, People, Ethics, Growth,* and *Independence,* established by its founder and namesake more than a century ago. Today, these basic beliefs still serve as a foundation for the Company's decision making and actions.

The Company's strategic vision is to own and market food brands which hold the number one market position in their category, with an emphasis on North America while embracing a global perspective. In support of this vision, the Company in recent years has expanded its portfolio of number one and leading, iconic brands through acquisitions, most recently *Folgers* coffee in November 2008.

The Company's strategic long-term growth objectives are to increase net sales by six percent and earnings per share by greater than eight percent annually. While year-to-year the net sales contribution from acquisitions will vary, the Company expects organic growth, including new products, to add three to four percent per year and acquisitions to contribute the remainder.

RESULTS OF OPERATIONS

On November 6, 2008, the Company completed a merger transaction with The Folgers Coffee Company ("Folgers"), previously a subsidiary of The Procter & Gamble Company. The transaction was accounted for as a purchase business combination and Folgers is included in the Company's consolidated financial statements from the date of the merger. Because the transaction closed during the first week of the fiscal 2009 third quarter, incremental Folgers business, approximating six months of operations, is included in fiscal 2010 ("incremental Folgers business").

(Dollars in millions, except per share data)	2010	% Increase (Decrease)	2009	% Increase (Decrease)	2008
			Year Ended April 30,		
Net sales	**$4,605.3**	23%	$3,757.9	49%	$2,524.8
Operating income	**$ 789.9**	75%	$ 451.0	59%	$ 284.2
% of net sales	**17.2%**		12.0%		11.3%
Net income:					
Income	**$ 494.1**	86%	$ 266.0	56%	$ 170.4
Income per common share - assuming dilution	**$ 4.15**	33%	$ 3.11	4%	$ 3.00
Operating income before restructuring and merger and integration costs [1]	**$ 829.3**	55%	$ 533.9	80%	$ 296.9
% of net sales	**18.0%**		14.2%		11.8%
Income before restructuring and merger and integration costs: [2]					
Income	**$ 520.8**	62%	$ 321.6	80%	$ 178.9
Income per common share - assuming dilution	**$ 4.37**	16%	$ 3.76	19%	$ 3.15
[1] Reconciliation to operating income:					
Operating income	**$ 789.9**		$ 451.0		$ 284.2
Merger and integration costs	**33.7**		72.7		8.0
Cost of products sold - restructuring	**3.9**		—		1.5
Other restructuring costs	**1.8**		10.2		3.2
Operating income before restructuring and merger and integration costs	**$ 829.3**		$ 533.9		$ 296.9
[2] Reconciliation to net income:					
Income before income taxes	**$ 730.8**		$ 396.1		$ 254.8
Merger and integration costs	**33.7**		72.7		8.0
Cost of products sold - restructuring	**3.9**		—		1.5
Other restructuring costs	**1.8**		10.2		3.2
Income before income taxes, restructuring, and merger and integration costs	**$ 770.2**		$ 479.0		$ 267.5
Income taxes	**249.4**		157.4		88.6
Income before restructuring and merger and integration costs	**$ 520.8**		$ 321.6		$ 178.9

— Summary of 2010 —

Net sales, margins, and earnings per share growth was realized in 2010 as the incremental Folgers business and improved profitability across all of the Company's reportable segments contributed to the improvements. Company net sales increased 23 percent as incremental Folgers business more than offset the impact of price reductions in certain categories resulting from generally lower commodity costs in 2010 compared to 2009. Operating income increased 75 percent, and excluding restructuring and merger and integration costs, increased 55 percent as the Company realized the first full year of synergies associated with the Folgers merger and the benefit of favorable green coffee costs. Net income per common share – assuming dilution increased approximately 33 percent. Excluding restructuring and merger and integration costs, income per common share – assuming dilution increased approximately 16 percent in 2010 compared to 2009.

— Summary of 2009 —

The Company realized strong sales and margin growth in 2009. Despite the impact of a global recession and credit crisis, the impact of the Folgers transaction and improved profitability in the Company's U.S. Retail Oils and Baking Market segment contributed to the strong 2009 performance. Company net sales increased 49 percent, led by the contributions from Folgers. Operating and net income increased 59 percent and 56 percent, respectively, and each increased 80 percent excluding restructuring and merger and integration costs. Net income per common share – assuming dilution increased approximately four percent, reflecting the impact of additional common shares issued, increased interest expense, and increased merger and integration costs, all related to the Folgers transaction. Excluding restructuring and merger and integration costs, income per common share – assuming dilution increased 19 percent.

— **Net Sales** —

2010 Compared to 2009

	Year Ended April 30,			
(Dollars in millions)	**2010**	2009	Increase (Decrease)	%
Net sales	**$4,605.3**	$3,757.9	$ 847.4	23%
Adjust for noncomparable items:				
Acquisitions	**(920.9)**	—	(920.9)	(25)
Divestiture	**—**	(6.3)	6.3	1
Foreign currency exchange	**(23.4)**	—	(23.4)	(1)
Net sales without acquisitions, divestiture, and foreign currency exchange	**$3,661.0**	$3,751.6	$ (90.6)	(2)%

Net sales increased $847.4 million, or 23 percent, to $4,605.3 million in 2010 compared to $3,757.9 million in 2009. Acquisitions, primarily incremental Folgers business, contributed $920.9 million to 2010 net sales. Excluding acquisitions, the potato business divested in March 2010, and the impact of foreign currency exchange, net sales were down two percent in 2010 compared to 2009 primarily due to pricing.

Excluding the incremental Folgers business and divestiture, volume increased one percent in 2010 compared to 2009, with gains across most of the Company's leading brands including *Pillsbury* flour, baking mixes, and frostings, *Jif* peanut butter, *Crisco* shortening and oils, *Robin Hood* baking products in Canada, *Hungry Jack* pancakes and syrups, and *Smucker's* fruit spreads. Volume declines were primarily in private label canned milk, regional baking brands, and *Europe's Best* frozen fruit in Canada. The overall favorable impact of volume growth on net sales was more than offset by a three percent price and mix decline, attributable primarily to price reductions in the U.S. Retail Oils and Baking Market segment, and an increase in promotional spending across several categories.

2009 Compared to 2008

	Year Ended April 30,			
(Dollars in millions)	2009	2008	Increase (Decrease)	%
Net sales	$ 3,757.9	$2,524.8	$ 1,233.1	49%
Adjust for noncomparable items:				
Acquisitions	(1,032.4)	—	(1,032.4)	(41)
Foreign currency exchange	35.2	—	35.2	1
Net sales without acquisitions and foreign currency exchange	$ 2,760.7	$2,524.8	$ 235.9	9%

Net sales were $3,757.9 million in 2009, an increase of $1,233.1 million, or 49 percent, compared to 2008. Acquisitions contributed approximately $1,032.4 million of the increase, including $924.8 million from Folgers, while the foreign currency exchange impact, primarily due to the weakening Canadian dollar, reduced net sales by approximately $35.2 million. Excluding acquisitions and foreign currency exchange, net sales increased nine percent. The increase reflects a net pricing and mix gain, which offset a two percent volume decline.

Despite the overall volume decline, a number of categories experienced gains, including *Smucker's* fruit spreads, toppings, and syrups, *Pillsbury* baking mixes and frostings, *Hungry Jack* pancakes, syrups, and potato side dishes, and *Eagle Brand* canned milk. Volume declines were concentrated in oils and flour, as anticipated, due to significant price increases taken over the prior year in these categories, and peanut butter products due to the U.S. Food and Drug Administration's ("FDA") recall of another manufacturer's foodservice peanut butter and ingredient peanut products during the first quarter of the 2009 calendar year.

— **Operating Income** —

The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2010	2009	2008
Gross profit	**38.8%**	33.3%	31.0%
Selling, distribution, and administrative expenses:			
Marketing	**3.8%**	3.7%	3.5%
Advertising	**2.8**	2.1	2.2
Selling	**3.3**	3.5	4.0
Distribution	**3.3**	3.5	3.4
General and administrative	**5.9**	5.1	6.2
Total selling, distribution, and administrative expenses	**19.1%**	17.9%	19.3%
Amortization	**1.6**	1.0	0.1
Impairment charges	**0.3**	0.1	0.0
Restructuring and merger and integration costs	**0.8**	2.2	0.4
Other operating (income) expense – net	**(0.2)**	0.1	(0.1)
Operating income	**17.2%**	12.0%	11.3%

2010 Compared to 2009

Gross profit increased $535.3 million, or 43 percent, in 2010 compared to 2009, and improved to 38.8 percent of net sales from 33.3 percent over the same period. Much of the gross profit improvement is attributable to incremental Folgers business and other coffee-related impacts in 2010 compared to 2009, primarily favorable green coffee costs and volume-related plant efficiencies.

Lower other raw material costs, notably oils, flour, and milk, and freight costs across the businesses also favorably impacted gross margin in 2010 compared to 2009.

Selling, distribution, and administrative ("SD&A") expenses increased 30 percent in 2010 compared to 2009, primarily due to incremental Folgers business and the larger company. Marketing expense, including advertising expense, increased approximately 39 percent in 2010 compared to 2009, as the Company made a record investment in print, online, and television advertisement in support of its largest brands. Advertising expense was $130.6 million in 2010 compared to $77.4 million in 2009. Selling and distribution expenses both increased 17 percent in 2010 compared to 2009, as the impact of synergies related to the Folgers merger partially offset the expense impact of the incremental Folgers business. General and administrative expenses increased 38 percent in 2010 compared to 2009, as 2009 did not include expenses to fully support the Folgers business. Increased pension and other employee benefit costs, and costs related to the closure of the Company's West Fargo, North Dakota, manufacturing facility are also included in 2010.

Amortization expense, a noncash item, was $73.7 million in 2010, an increase of $34.8 million from 2009, reflecting the full-year impact of intangible assets associated with the Folgers transaction. Noncash impairment charges of $11.7 million were recognized in 2010 resulting from the write-down to estimated fair value of certain of the Company's intangible assets, primarily the *Europe's Best* trademark in Canada.

Other operating income – net of $2.3 million was recognized in 2010 resulting from a $12.9 million gain recognized on the divestiture of the potato business which offset losses on the disposition of assets no longer used in manufacturing operations. Other operating expense – net of $3.6 million was recognized in 2009 consisting of losses on the disposition of assets.

Driven by gross profit improvements, operating income increased 75 percent in 2010 compared to 2009, and improved from 12.0 percent to 17.2 percent of net sales. Restructuring and merger and integration costs were $43.5 million lower in 2010 compared to 2009, as integration activities related to Folgers were near completion and restructuring costs had minimal impact.

2009 Compared to 2008

Overall, gross profit increased $469.3 million and improved from 31.0 percent in 2008 to 33.3 percent of net sales in 2009. The primary driver of the gross profit improvement was the addition of Folgers. The Company improved gross profit on its noncoffee business by approximately 12 percent despite higher costs, estimated at $135 million, on many key ingredients compared to 2008. During 2009, pricing came more in line with these higher costs, contributing to the gross profit increase. In addition, costs on certain raw materials stabilized during the year, and in some cases decreased, allowing the Company to continue to recover margin lost over the past few years while also returning some pricing to customers.

SD&A expenses increased $187.0 million, or 38 percent, in 2009 compared to 2008. An increase in marketing and distribution expenses, much of which was related to the addition of Folgers, accounted for approximately 63 percent of the SD&A increase. Most SD&A expenses, particularly selling and corporate overhead, increased at a lesser rate than net sales resulting in an overall decrease in SD&A expense as a percent of net sales from 19.3 percent to 17.9 percent, further contributing to the improvement in operating margin. General and administrative expense in 2009 did not include administrative expenses to fully support the Folgers business.

Amortization expense increased $34.8 million to 1.0 percent of net sales compared to 0.1 percent of net sales in the same period in 2008 reflecting the addition of finite-lived intangible assets associated with the Folgers transaction.

Other operating expense – net of $3.6 million was recognized in 2009 consisting of losses on the disposition of assets. Other operating income – net of $3.9 million was recognized in 2008 resulting from a net insurance settlement related to storm damage at a third-party distribution and warehouse facility in Memphis, Tennessee.

Operating income increased 59 percent in 2009 compared to 2008, and improved from 11.3 percent to 12.0 percent of net sales. Restructuring and merger and integration costs were $70.2 million higher in 2009 compared to 2008, as integration activities related to Folgers commenced. In addition, a defined benefit pension settlement charge related to the Company's divested Canadian businesses was finalized, reducing operating margin by 2.2 percentage points.

— Interest Income and Expense —

Interest income decreased $4.2 million during 2010 compared to 2009, primarily due to a decrease in the average investment balance throughout the year. Interest expense increased $2.7 million in 2010 compared to 2009, reflecting an increase in the Company's debt obligations during the first half of 2010 compared to the first half of 2009 resulting from the October 2008 issuance of $400.0 million in Senior Notes with a weighted-average interest rate of 6.60 percent, and the addition of Folgers' $350.0 million LIBOR-based variable rate bank note payable at the merger date. The interest incurred on these additional borrowings was mostly offset by a reduction in interest expense resulting from the scheduled repayments of Senior Notes of $75.0 million and $200.0 million in June and November 2009, respectively, and the Folgers' $350.0 million bank note in November 2009.

Interest income decreased $6.3 million during 2009 compared to 2008, primarily due to a decrease in the average investment balance and lower interest rates throughout 2009. Interest expense increased $20.3 million in 2009 compared to 2008, resulting from the issuance of the $400.0 million in Senior Notes and the addition of Folgers' $350.0 million bank note payable at the merger date.

— Income Taxes —

Income taxes increased $106.5 million, or 82 percent, during 2010 compared to 2009, slightly less than the percentage increase in income before taxes as the effective tax rate was 32.4 percent in 2010 compared to 32.9 percent in 2009. The effective tax rate decrease was primarily a result of lower deferred tax rates and increased benefits realized from the domestic manufacturing deduction offset somewhat by increases in state and local income taxes.

Income taxes increased $45.7 million, or 54 percent, during 2009 compared to 2008, slightly less than the percentage increase in income before taxes as the effective tax rate was 32.9 percent in 2009 compared to 33.1 percent in 2008. The effective tax rate decrease was primarily a result of an increase in the domestic manufacturing deduction.

— Restructuring —

On March 24, 2010, the Company announced its plan to restructure certain coffee and fruit spreads operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure and includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of all coffee production in New Orleans, Louisiana. The program calls for the future closing of four of the Company's plants – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; and Kansas City, Missouri, over the next three years. Upon completion, the restructuring will result in the reduction of approximately 700 full-time positions.

The Company expects to incur restructuring costs of approximately $190.0 million, of which $5.7 million was recognized in 2010. The balance of the costs is anticipated to be incurred over the next four fiscal years, with approximately $85.0 million to $90.0 million expected to be recognized in fiscal 2011.

— Segment Results —

The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the sales of *Folgers, Millstone,* and *Dunkin' Donuts* branded coffee; the U.S. Retail Consumer Market segment primarily includes sales of *Smucker's, Jif,* and *Hungry Jack* branded products; the U.S. Retail Oils and Baking Market segment includes sales of *Crisco, Pillsbury, Eagle Brand, Martha White,* and *White Lily* branded products all to domestic retail customers; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

	Year Ended April 30,				
(Dollars in millions)	**2010**	% Increase (Decrease)	2009	% Increase (Decrease)	2008
Net sales:					
U.S. Retail Coffee Market	**$1,700.5**	99%	$ 855.6	n/a	$ —
U.S. Retail Consumer Market	**1,125.3**	2	1,103.3	10%	998.6
U.S. Retail Oils and Baking Market	**905.7**	(9)	995.5	14	876.0
Special Markets	**873.8**	9	803.6	24	650.2
Segment profit:					
U.S. Retail Coffee Market	**$ 550.8**	129%	$ 241.0	n/a	$ —
U.S. Retail Consumer Market	**275.0**	10	249.3	7%	233.2
U.S. Retail Oils and Baking Market	**142.2**	15	124.2	25	99.6
Special Markets	**148.8**	33	111.7	21	92.0
Segment profit margin:					
U.S. Retail Coffee Market	**32.4%**		28.2%		n/a
U.S. Retail Consumer Market	**24.4**		22.6		23.4%
U.S. Retail Oils and Baking Market	**15.7**		12.5		11.4
Special Markets	**17.0**		13.9		14.2

U.S. Retail Coffee Market

U.S. Retail Coffee Market segment net sales nearly doubled in 2010 compared to 2009, including incremental Folgers business totaling approximately $840.6 million. Volume increased approximately four percent compared to the same full 12-month period last year, which included the period prior to the merger, approximating six months of operations. The *Folgers* brand contributed the majority of the volume increase compared to last year. Continued growth of *Dunkin' Donuts* coffee also contributed double-digit volume growth and nearly $250.0 million in net sales for 2010. The U.S. Retail Coffee Market segment profit more than doubled to $550.8 million in 2010 compared to $241.0 million in 2009, and improved to 32.4 percent of net sales from 28.2 percent in 2009. The 2010 segment profit margin was favorably impacted by green coffee cost, product mix, and volume-related plant efficiencies which offset significantly increased marketing investments.

The U.S. Retail Coffee Market segment contributed $855.6 million to net sales in 2009, from the date acquired, as the business benefited from growth in the coffee category, primarily driven by the *Folgers* brand. The expansion of the *Dunkin' Donuts* brand contributed approximately $106.8 million of the net sales in 2009. The U.S. Retail Coffee Market segment contributed $241.0 million in segment profit representing a profit margin of 28.2 percent.

U.S. Retail Consumer Market

U.S. Retail Consumer Market segment net sales increased two percent in 2010 compared to 2009. Total volume in the U.S. Retail Consumer Market increased four percent compared to 2009, with gains in *Hungry Jack* pancake mixes and syrups, *Jif* peanut butter, and *Smucker's* fruit spreads. Volume gains were somewhat offset by increases in promotional spending and price declines on selected items. During March 2010, the Company divested the potato business in a $19.0 million cash transaction realizing a gain of approximately $12.9 million on the divestiture, which is not included in segment profit. U.S. Retail Consumer Market segment profit increased 10 percent for 2010 compared to 2009, mainly due to lower raw material and freight costs offset by an eight percent increase in marketing expense. Segment profit margin improved from 22.6 percent in 2009 to 24.4 percent in 2010.

Net sales in the U.S. Retail Consumer Market segment increased 10 percent in 2009 to $1,103.3 million compared to $998.6 million in 2008. Acquisitions, primarily *Knott's Berry Farm* brand, contributed approximately $25.7 million of the net sales. Volume gains in *Smucker's* fruit spreads, toppings, and syrups, and *Hungry Jack* pancakes, syrups, and potato side dishes, combined with price increases, offset volume declines in peanut butter and *Smucker's Uncrustables* sandwiches of approximately two and three percent, respectively. During January 2009, the FDA initiated a recall of another manufacturer's foodservice peanut butter and ingredient peanut products. As a result, volume in the retail peanut butter category declined approximately seven percent in the food, drug, and mass retail stores channel as estimated by Information Resources, Inc. for the 12-week period ended April 19, 2009. The Company's peanut butter products experienced a lesser decline. U.S. Retail Consumer Market segment profit increased seven percent in 2009 compared to 2008, while decreasing as a percentage of net sales from 23.4 percent to 22.6 percent. Profit margins were unfavorably impacted by cost increases on certain raw materials, declines in peanut butter sales during the year, and other sales mix changes.

U.S. Retail Oils and Baking Market

Total volume in the U.S. Retail Oils and Baking Market segment was up one percent in 2010 compared to 2009, with strong gains in the *Pillsbury* and *Crisco* brands mostly offset by declines in canned milk and regional baking brands. Net sales in the U.S. Retail Oils and Baking Market segment were down nine percent in 2010 compared to 2009, reflecting the full year impact of price declines taken during 2009 and increased promotional spending across the segment. The U.S. Retail Oils and Baking Market segment profit increased 15 percent in 2010 compared to 2009, resulting in segment profit margin increasing to 15.7 percent compared to 12.5 percent in 2009, primarily due to lower raw material costs.

Net sales in the U.S. Retail Oils and Baking Market segment increased 14 percent in 2009 to $995.5 million from $876.0 million in 2008. Increases in *Pillsbury, Crisco,* and *Eagle Brand* canned milk, primarily due to the effect of price increases taken in the later part of 2008, and volume gains in baking mixes, frostings, and canned milk accounted for the increase. While total volume in the segment was down almost four percent, much of the decline was expected and reflects the impact of price increases in oils and flour over the past year. Segment profit increased 25 percent in 2009 compared to 2008, and improved from 11.4 percent of net sales to 12.5 percent despite higher costs on many key ingredients. Pricing at the end of 2009 was more in line with these higher costs resulting in margin recoveries in oils, canned milk, and regional baking brands.

Special Markets

Net sales in the Special Markets segment increased nine percent in 2010 compared to 2009, due to a favorable exchange rate impact of $23.4 million and incremental Folgers business totaling approximately $78.3 million. Net sales, excluding acquisitions and foreign exchange, decreased four percent over the same period. Volume decreased two percent, excluding incremental Folgers business, in 2010 compared to 2009. Gains in Canada's baking and spreads categories and coffee in the foodservice and export businesses were offset by declines in *Europe's Best* frozen fruit in Canada, natural foods beverages, and foodservice portion control. The impact of the overall volume decline, combined with lower prices and increases in promotional spending, resulted in the net sales decline, excluding acquisitions and foreign exchange. Special Markets segment profit increased 33 percent in 2010 compared to 2009, primarily due to the impact of increased coffee sales and lower raw material costs. Profit margin improved from 13.9 percent in 2009 to 17.0 percent in 2010.

Net sales in the Special Markets segment were $803.6 million in 2009, an increase of 24 percent from 2008, as acquisitions and pricing gains offset unfavorable foreign currency exchange. The merger with Folgers added $69.2 million of the increase and the *Knott's Berry Farm, Europe's Best,* and the Canadian *Carnation* canned milk business acquisitions contributed $81.9 million. The gains from merger and acquisitions and pricing more than offset volume declines in the foodservice portion control business resulting from a general decline in away-from-home dining, and *Smucker Uncrustables* sandwiches and other peanut butter products correlated to the FDA recall of another manufacturer's foodservice peanut butter and ingredient peanut products. Consumer demand for natural foods products was also soft due to the general economic environment. Special Markets segment profit increased 21 percent from 2008 to 2009, while decreasing as a percentage of net sales from 14.2 percent in 2008 to 13.9 percent in 2009 as profit margins were impacted by the acquisitions.

FINANCIAL CONDITION

— Liquidity —

	Year Ended April 30,		
(Dollars in millions)	**2010**	2009	2008
Net cash provided by operating activities	**$ 713.5**	$ 447.0	$ 182.9
Net cash used for investing activities	**(104.4)**	(177.0)	(265.9)
Net cash (used for) provided by financing activities	**(788.5)**	12.6	49.8
Net cash provided by operating activities	**$ 713.5**	$ 447.0	$ 182.9
Additions to property, plant, and equipment	**(137.0)**	(108.9)	(76.4)
Free cash flow	**$ 576.5**	$ 338.1	$ 106.5

The Company's principal source of funds is cash generated from operations, supplemented by borrowings against the Company's revolving credit facilities. Total cash and cash equivalents declined to $283.6 million at April 30, 2010, compared to $456.7 million at April 30, 2009, as strong cash flow generated by operations was offset by debt repayments in 2010.

The Company expects a significant use of cash during the first half of each fiscal year, primarily due to seasonal fruit and vegetable procurement, the buildup of inventories to support the Fall Bake and Holiday period, and the additional increase of coffee inventory in advance of the Atlantic hurricane season. The Company expects cash provided by operations in the second half of the year to significantly exceed the amount in the first half of the year, upon completion of the Company's key promotional periods.

Cash provided by operations in 2010 was $713.5 million, an increase of $266.5 million compared to $447.0 million in 2009, resulting from increased earnings primarily associated with the incremental Folgers business. Increased cash provided by operations resulted in an increase in free cash flow to $576.5 million in 2010 from $338.1 million in 2009. Working capital also favorably impacted cash provided by operations in 2010 compared to 2009. Working capital, excluding cash and cash equivalents and current debt, improved to 10.2 percent of net sales in 2010.

Cash used for investing activities was approximately $104.4 million in 2010, consisting primarily of capital expenditures of approximately $137.0 million offset by approximately $19.6 million in proceeds from the sale of businesses, primarily the potato divestiture, and $13.5 million in proceeds from the sale of available-for-sale investment securities. Cash used for investing was approximately $177.0 million in 2009, including capital expenditures of approximately $108.9 million and the use of approximately $77.3 million for acquisitions, primarily the *Knott's Berry Farm* business and the cash portion of the Folgers transaction. The increase in capital expenditures in 2010 compared to 2009 was primarily due to the addition of Folgers.

Cash used for financing activities during 2010 was approximately $788.5 million, consisting primarily of the repayments of $275.0 million of Senior Notes and $350.0 million of Folgers' bank note payable, and quarterly dividend payments of $166.2 million. Cash provided by financing activities during 2009 consisted primarily of the proceeds from the Company's $400.0 million Senior Notes placement. A portion of the proceeds was used to fund the payment of a $5.00 per share one-time special dividend, totaling approximately $274.2 million, on October 31, 2008. In addition, quarterly dividend payments of approximately $110.7 million were made in 2009.

— Capital Resources —

The following table presents the Company's capital structure.

(Dollars in millions)	April 30, 2010	2009
Note payable	**$ —**	$ 350.0
Current portion of long-term debt	**10.0**	276.7
Long-term debt	**900.0**	910.0
Total debt	**$ 910.0**	$1,536.7
Shareholders' equity	**5,326.3**	4,939.9
Total capital	**$6,236.3**	$6,476.6

The Company has available a $180.0 million revolving credit facility with a group of three banks that expires in January 2011 and a $400.0 million revolving credit facility with a group of five banks that expires in October 2012. The Company's debt repayments in 2010 utilized a combination of cash on hand and borrowings against the $180.0 million credit facility. The Company subsequently paid off the borrowings against the credit facility and no amounts were outstanding against either revolving credit facility at April 30, 2010.

On June 15, 2010, the Company issued $400.0 million in 4.5 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity with required prepayments starting on June 1, 2020. Proceeds from the Senior Notes issuance will be used for general corporate purposes.

Cash requirements for 2011 will include capital expenditures of approximately $235.0 million, including amounts related to the announced restructuring programs, quarterly dividends of approximately $190.0 million, and interest and principal payments on debt obligations of approximately $62 million and $10 million, respectively, for the year. Absent any material acquisitions or other significant investments, the Company believes that cash on hand, combined with cash provided by operations, new financing, and borrowings available under existing credit facilities will be sufficient to meet cash requirements for the next 12 months, including capital expenditures, the payment of quarterly dividends, and principal and interest on debt outstanding.

NON-GAAP MEASURES

The Company uses non-GAAP measures including net sales excluding acquisitions, divestitures, and foreign exchange rate impact; income, operating income, and income per diluted share, excluding restructuring and merger and integration costs; and free cash flow as key measures for purposes of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles. Rather, the presentation of these non-GAAP measures supplement other metrics used by management to internally evaluate its businesses, and facilitate the comparison of past and present operations. These non-GAAP measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, conducted at an arm's length basis, and not material to the Company's results of operations, financial condition, or cash flows.

The following table summarizes the Company's contractual obligations at April 30, 2010.

(Dollars in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Debt obligations	$ 910.0	$ 10.0	$ —	$200.0	$700.0
Operating lease obligations	122.9	27.5	51.5	28.5	15.4
Purchase obligations	1,142.8	980.8	162.0	—	—
Other noncurrent liabilities	150.5	—	—	—	150.5
Total	$2,326.2	$1,018.3	$213.5	$228.5	$865.9

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. The table excludes the liability for unrecognized tax benefits under Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes* ("ASC 740"), since the Company is unable to reasonably estimate the timing of cash settlements with the respective taxing authorities. As of April 30, 2010, the Company's liability for unrecognized tax benefits and tax-related net interest and penalties was $15.3 million and $2.3 million, respectively.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition. The Company recognizes revenue when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.

Trade Marketing and Merchandising Programs. In order to support the Company's products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2010, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $107.3 million and $94.7 million, at April 30, 2010 and 2009, respectively. Management believes that the Company's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation allowance has been provided.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in an adjustment to income in the period in which that determination is made.

In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recognized tax reserves, including any applicable interest and penalty charges, in accordance with ASC 740.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable.

Goodwill and Other Indefinite-Lived Intangible Assets. The Company is required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, the Company estimates the fair value of each of its reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates the Company's estimates of future cash flows, allocations of certain assets, liabilities, and cash flows among reporting units, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with the Company's current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2010, goodwill totaled $2.8 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee Market, U.S. Retail Consumer Market, and U.S. Retail Oils and Baking Market segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2010. The fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date, with the exception of the U.S. Retail Oils and Baking Market segment. A sensitivity analysis was performed for this reporting unit, which increased the discount rate by 50 basis points and decreased the expected long-term growth rate by 50 basis points, and still yielded a fair value which exceeded carrying value.

The Company's other indefinite-lived intangible assets, mainly trademarks, are also tested for impairment annually and whenever events or changes in circumstances indicate their carrying value may not be recoverable. To test these assets for impairment, the Company estimates the fair value of each asset based on a discounted cash flow model using various inputs, including projected revenues, an assumed royalty rate, and a discount rate. Changes in these estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2010, other indefinite-lived intangible assets totaled $1.8 billion. The Company has eight trademarks which represent several of its leading, iconic brands and comprise more than 95 percent of the total carrying value of its other indefinite-lived intangible assets. Each of these trademarks had a fair value substantially in excess of its carrying value as of the annual test date, with the exception of the recently acquired *Folgers* trademark. Management has concluded that the risk of impairment related to this trademark was remote at April 30, 2010.

Pension and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans' assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2011 expense recognition, the Company will use a discount rate of 5.8 percent and 5.3 percent for the U.S. and Canadian plans, respectively, and a rate of compensation increase of 4.0 percent for both plans. The Company anticipates using an expected rate of return on plan assets of 7.5 percent for U.S. plans. For the Canadian plans, the Company will use an expected rate of return on plan assets of 6.75 percent for the hourly plan and 7.25 percent for all other plans.

Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2010, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2010, including derivative and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company's results of operations. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical one-percentage point decrease in interest rates at April 30, 2010, the fair value of the Company's long-term debt would increase by approximately $35.8 million.

Foreign Currency Exchange Risk. The Company has operations outside the U.S. with foreign currency denominated assets and liabilities, primarily in Canada. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2010, are not expected to result in a significant impact on future earnings or cash flows.

The Company utilizes foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash transactions. The contracts generally have maturities of less than one year. The mark-to-market gains and losses on qualifying hedges are included as a component of other comprehensive income, and reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. Based on the Company's hedged foreign currency positions as of April 30, 2010, a hypothetical 10 percent change in exchange rates would result in a loss of fair value of approximately $4.3 million.

Revenues from customers outside the U.S. represented 10 percent of net sales during 2010. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The following sensitivity analysis presents the Company's potential loss of fair value resulting from a hypothetical 10 percent change in market prices.

	Year Ended April 30,	
(Dollars in thousands)	**2010**	2009
Raw material commodities:		
High	**$21,207**	$16,374
Low	**2,330**	3,949
Average	**11,643**	9,785

Fair value was determined using quoted market prices and was based on the Company's net derivative position by commodity at each quarter end during the fiscal year. The calculations are not intended to represent actual losses in fair value that the Company expects to incur. In practice, as markets move, the Company actively manages its risk and adjusts hedging strategies as appropriate. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument; thus, the Company would expect that any gain or loss in the fair value of its derivatives would generally be offset by an increase or decrease in the fair value of the underlying exposures.

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning the Company's current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "plans," and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company's control and could cause actual results to differ materially from such statements and from the Company's historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption "Risk Factors" in the Company's Annual Report on Form 10-K, as well as the following:

- volatility of commodity markets from which raw materials, particularly green coffee beans, wheat, soybean oil, milk, and peanuts, are procured and the related impact on costs;
- risks associated with hedging, derivative, and purchasing strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company's liquidity;
- crude oil price trends and their impact on transportation, energy, and packaging costs;
- the ability to successfully implement price changes;
- the success and cost of introducing new products and the competitive response;
- the success and cost of marketing and sales programs and strategies intended to promote growth in the Company's businesses;
- general competitive activity in the market, including competitors' pricing practices and promotional spending levels;
- the successful completion of the Company's restructuring programs, and the ability to realize anticipated savings and other potential benefits within the time frames currently contemplated;
- the impact of food safety concerns involving either the Company or its competitors' products;
- the impact of accidents, including the Gulf of Mexico oil spill, and natural disasters, including crop failures and storm damage;
- the concentration of certain of the Company's businesses with key customers and suppliers and the ability to manage and maintain key relationships;
- the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;
- changes in consumer coffee preferences, and other factors affecting the coffee business, which represents a substantial portion of the Company's business;
- the ability of the Company to obtain any required financing;
- the timing and amount of the Company's capital expenditures, restructuring costs, and merger and integration costs;
- impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
- the impact of future legal, regulatory, or market measures regarding climate change;
- the outcome of current and future tax examinations, changes in tax laws and other tax matters, and their related impact on the Company's tax positions;
- foreign currency and interest rate fluctuations;
- political or economic disruption;
- other factors affecting share prices and capital markets generally; and
- the other factors described under "Risk Factors" in registration statements filed by the Company with the Securities and Exchange Commission and in the other reports and statements filed by the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and proxy materials.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. The Company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Report of Management on Internal Control Over Financial Reporting

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2010. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of April 30, 2010.

Ernst & Young LLP, independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of April 30, 2010, and their report thereon is included on page 31 of this report.

Timothy P. Smucker
Chairman of the Board
and Co-Chief Executive Officer

Richard K. Smucker
Executive Chairman
and Co-Chief Executive Officer

Mark R. Belgya
Senior Vice President and
Chief Financial Officer

Report of Management on Responsibility for Financial Reporting

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is a program of audits performed by the Company's internal audit staff designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent registered public accounting firm, has audited the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker
Chairman of the Board
and Co-Chief Executive Officer

Richard K. Smucker
Executive Chairman
and Co-Chief Executive Officer

Mark R. Belgya
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited The J.M. Smucker Company's internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J.M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The J.M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J.M. Smucker Company as of April 30, 2010 and 2009, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2010, and our report dated June 21, 2010, expressed an unqualified opinion thereon.


Ernst + Young LLP

Akron, Ohio
June 21, 2010

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J.M. Smucker Company as of April 30, 2010 and 2009, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J.M. Smucker Company at April 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note N, effective May 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* as codified in Accounting Standards Codification Topic 740.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J.M. Smucker Company's internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2010, expressed an unqualified opinion thereon.


Ernst + Young LLP

Akron, Ohio
June 21, 2010

Statements of Consolidated Income

The J. M. Smucker Company

	Year Ended April 30,		
(Dollars in thousands, except per share data)	**2010**	2009	2008
Net sales	**$4,605,289**	$3,757,933	$2,524,774
Cost of products sold	**2,814,729**	2,506,504	1,741,100
Cost of products sold – restructuring	**3,870**	—	1,510
Gross Profit	**1,786,690**	1,251,429	782,164
Selling, distribution, and administrative expenses	**878,221**	673,565	486,592
Amortization	**73,657**	38,823	4,073
Impairment charges	**11,658**	1,491	—
Merger and integration costs	**33,692**	72,666	7,967
Other restructuring costs	**1,841**	10,229	3,237
Other operating (income) expense – net	**(2,309)**	3,624	(3,879)
Operating Income	**789,930**	451,031	284,174
Interest income	**2,793**	6,993	13,259
Interest expense	**(65,187)**	(62,478)	(42,145)
Other income (expense) – net	**3,217**	519	(500)
Income Before Income Taxes	**730,753**	396,065	254,788
Income taxes	**236,615**	130,112	84,409
Net Income	**$ 494,138**	$ 265,953	$ 170,379
Earnings per common share:			
Net Income	**$ 4.15**	$ 3.11	$ 3.01
Net Income – Assuming Dilution	**$ 4.15**	$ 3.11	$ 3.00

See notes to consolidated financial statements.

Consolidated Balance Sheets

The J. M. Smucker Company

— ASSETS —

(Dollars in thousands)	April 30, 2010	2009
Current Assets		
Cash and cash equivalents	**$ 283,570**	$ 456,693
Trade receivables, less allowance for doubtful accounts	**238,867**	266,037
Inventories:		
Finished products	**413,269**	441,033
Raw materials	**241,670**	162,893
	654,939	603,926
Other current assets	**46,254**	72,235
Total Current Assets	**1,223,630**	1,398,891
Property, Plant, and Equipment		
Land and land improvements	**62,982**	51,131
Buildings and fixtures	**308,358**	273,343
Machinery and equipment	**997,374**	901,614
Construction in progress	**31,426**	48,593
	1,400,140	1,274,681
Accumulated depreciation	**(541,827)**	(436,248)
Total Property, Plant, and Equipment	**858,313**	838,433
Other Noncurrent Assets		
Goodwill	**2,807,730**	2,791,391
Other intangible assets, net	**3,026,515**	3,098,976
Other noncurrent assets	**58,665**	64,470
Total Other Noncurrent Assets	**5,892,910**	5,954,837
	$7,974,853	$8,192,161

— LIABILITIES AND SHAREHOLDERS' EQUITY —

(Dollars in thousands)	April 30, 2010	2009
Current Liabilities		
Accounts payable	**$ 179,509**	$ 198,954
Accrued compensation	**60,080**	61,251
Accrued trade marketing and merchandising	**52,536**	54,281
Income taxes	**75,977**	17,690
Dividends payable	**47,648**	41,448
Current portion of long-term debt	**10,000**	276,726
Notes payable	**—**	350,000
Other current liabilities	**53,147**	60,886
Total Current Liabilities	**478,897**	1,061,236
Noncurrent Liabilities		
Long-term debt	**900,000**	910,000
Defined benefit pensions	**86,968**	66,401
Postretirement benefits other than pensions	**45,592**	38,182
Deferred income taxes	**1,101,506**	1,145,808
Other noncurrent liabilities	**35,570**	30,603
Total Noncurrent Liabilities	**2,169,636**	2,190,994
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 3,000,000 shares; outstanding – none	**—**	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 119,119,152 in 2010 and 118,422,123 in 2009 (net of 9,485,013 and 10,179,989 treasury shares, respectively), at stated value	**29,780**	29,606
Additional capital	**4,575,127**	4,547,921
Retained income	**746,063**	424,504
Amount due from ESOP Trust	**(4,069)**	(4,830)
Accumulated other comprehensive loss	**(20,581)**	(57,270)
Total Shareholders' Equity	**5,326,320**	4,939,931
	$7,974,853	$8,192,161

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

The J. M. Smucker Company

(Dollars in thousands)	Year Ended April 30, 2010	2009	2008
Operating Activities			
Net income	**$ 494,138**	$ 265,953	$ 170,379
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**108,225**	79,450	58,497
Amortization	**73,657**	38,823	4,073
Impairment charges	**11,658**	1,491	—
Share-based compensation expense	**25,949**	22,105	11,531
Restructuring charges	**3,870**	9,093	1,510
(Gain) loss on sale of assets – net	**(7,831)**	2,165	1,494
Deferred income tax (benefit) expense	**(39,320)**	25,525	18,215
Changes in assets and liabilities, net of effect from businesses acquired:			
Trade receivables	**31,521**	(78,631)	(17,599)
Inventories	**(46,160)**	34,669	(35,022)
Other current assets	**3,461**	38,792	(16,208)
Accounts payable and accrued items	**(34,620)**	67,883	6,988
Defined benefit pension contributions	**(4,436)**	(34,665)	(3,538)
Income taxes	**55,449**	22,941	(22,302)
Other – net	**37,917**	(48,601)	4,900
Net Cash Provided by Operating Activities	**713,478**	446,993	182,918
Investing Activities			
Businesses acquired, net of cash acquired	**—**	(77,335)	(220,949)
Additions to property, plant, and equipment	**(136,983)**	(108,907)	(76,430)
Proceeds from sale of businesses	**19,554**	—	3,407
Purchase of marketable securities	**—**	—	(229,405)
Sale and maturities of marketable securities	**13,519**	3,013	257,536
Proceeds from disposal of property, plant, and equipment	**205**	800	135
Other – net	**(738)**	5,448	(177)
Net Cash Used for Investing Activities	**(104,443)**	(176,981)	(265,883)
Financing Activities			
Repayment of bank note payable	**(350,000)**	—	—
Repayments of long-term debt	**(275,000)**	—	(148,000)
Proceeds from long-term debt	**—**	400,000	400,000
Quarterly dividends paid	**(166,224)**	(110,668)	(68,074)
Special dividends paid	**—**	(274,208)	—
Purchase of treasury shares	**(5,569)**	(4,025)	(152,521)
Proceeds from stock option exercises	**6,413**	1,976	17,247
Other – net	**1,832**	(474)	1,187
Net Cash (Used for) Provided by Financing Activities	**(788,548)**	12,601	49,839
Effect of exchange rate changes on cash	**6,390**	2,539	5,126
Net (decrease) increase in cash and cash equivalents	**(173,123)**	285,152	(28,000)
Cash and cash equivalents at beginning of year	**456,693**	171,541	199,541
Cash and Cash Equivalents at End of Year	**$ 283,570**	$ 456,693	$ 171,541

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

The J.M. Smucker Company

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at May 1, 2007	56,779,850	$14,195	$1,216,091	$ 553,631	$(6,017)	$ 17,757	$1,795,657
Net income				170,379			170,379
Foreign currency translation adjustment						20,861	20,861
Pensions and other postretirement liabilities						(2,920)	(2,920)
Unrealized loss on available-for-sale securities						(379)	(379)
Unrealized gain on cash flow hedging derivatives						7,293	7,293
Comprehensive Income							195,234
Purchase of treasury shares	(2,991,920)	(748)	(66,075)	(85,698)			(152,521)
Stock plans	834,682	209	20,398				20,607
Cash dividends declared – $1.22 per share				(68,519)			(68,519)
Adjustments to initially apply Financial Accounting Standards Board Interpretation No. 48				(2,374)			(2,374)
Tax benefit of stock plans			11,231				11,231
Other					538		538
Balance at April 30, 2008	54,622,612	13,656	1,181,645	567,419	(5,479)	42,612	1,799,853
Net income				265,953			265,953
Foreign currency translation adjustment						(47,024)	(47,024)
Pensions and other postretirement liabilities						(43,479)	(43,479)
Unrealized loss on available-for-sale securities						(2,798)	(2,798)
Unrealized loss on cash flow hedging derivatives						(6,581)	(6,581)
Comprehensive Income							166,071
Purchase of treasury shares	(81,685)	(20)	(3,982)	(23)			(4,025)
Purchase business combination	63,166,532	15,792	3,350,561				3,366,353
Stock plans	714,664	178	17,344				17,522
Cash dividends declared – $6.31 per share				(408,845)			(408,845)
Tax benefit of stock plans			2,353				2,353
Other					649		649
Balance at April 30, 2009	118,422,123	29,606	4,547,921	424,504	(4,830)	(57,270)	4,939,931
Net income				494,138			494,138
Foreign currency translation adjustment						45,926	45,926
Pensions and other postretirement liabilities						(12,313)	(12,313)
Unrealized gain on available-for-sale securities						2,652	2,652
Unrealized gain on cash flow hedging derivatives						424	424
Comprehensive Income							530,827
Purchase of treasury shares	(122,483)	(31)	(5,383)	(155)			(5,569)
Stock plans	819,512	205	29,584				29,789
Cash dividends declared – $1.45 per share				(172,424)			(172,424)
Tax benefit of stock plans			3,005				3,005
Other					761		761
Balance at April 30, 2010	**119,119,152**	**$29,780**	**$4,575,127**	**$ 746,063**	**$(4,069)**	**$(20,581)**	**$5,326,320**

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

NOTE A: ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 27 percent, 24 percent, and 20 percent of net sales in 2010, 2009, and 2008, respectively. These sales are primarily included in the three U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2010 and 2009, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $61,176 and $73,196, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support the Company's products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2010, a likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $130,583, $77,363, and $55,522 in 2010, 2009, and 2008, respectively.

Research and Development Costs: Total research and development costs, including product formulation costs, were $20,963, $14,498, and $9,547 in 2010, 2009, and 2008, respectively.

Share-Based Payments: Compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. Compensation expense recognized related to share-based awards was $25,949, $22,105, and $11,531 in 2010, 2009, and 2008, respectively. Of the total compensation expense for share-based awards recognized, $5,262 and $8,062 are included in merger and integration costs in the Statements of Consolidated Income in 2010 and 2009, respectively. There was no compensation expense related to share-based awards recognized in merger and integration costs in 2008. The related tax benefit recognized in the Statements of Consolidated Income was $8,402, $7,261, and $3,820 in 2010, 2009, and 2008, respectively.

As of April 30, 2010, total compensation cost related to nonvested share-based awards not yet recognized was approximately $36,286. The weighted-average period over which this amount is expected to be recognized is approximately three years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefit, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2010, 2009, and 2008, the actual tax deductible benefit realized from share-based compensation was $3,005, $2,353, and $11,231, including $2,908, $2,372, and $11,107, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities in the Statements of Consolidated Cash Flows.

Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.

Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. In the domestic markets, the Company's products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. The Company's operations outside the U.S. are principally in Canada where the Company's products are primarily sold to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2010 and 2009, was $1,521 and $2,001, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $49,214 and $47,209 at April 30, 2010 and 2009. Coffee work-in-process at April 30, 2009, was reclassified to conform to the current year classification within finished products.

Derivative Financial Instruments: The Company utilizes derivative instruments such as basis contracts, commodity futures and options contracts, and foreign currency forwards and options contracts to manage exposure to changes in commodity prices and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 815, *Derivatives and Hedging* ("ASC 815"). ASC 815 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recognized in shareholders' equity as a component of accumulated other comprehensive (loss) income to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note L: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment are recognized at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2010, 2009, and 2008 totaled $55,010, $36,547, and $23,902, respectively.

Impairment of Long-Lived Assets: In accordance with FASB Accounting Standards Codification 360, *Property, Plant, and Equipment,* long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or estimated net realizable value.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with FASB Accounting Standards Codification 350, *Intangibles – Goodwill and Other,* goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique and a market-based approach are utilized to estimate the fair value of the Company's reporting units. For annual impairment testing purposes, the Company's reporting units are its operating segments. The discount rates utilized in the analysis are developed using a weighted-average cost of capital methodology. In addition to the annual test, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note F: Goodwill and Other Intangible Assets.

Marketable Securities and Other Investments: Under the Company's investment policy, it may invest in debt securities deemed to be investment grade at the time of purchase for general corporate purposes. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. At April 30, 2009, the Company categorized all debt securities as available for sale because it had the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent was based on whether the conversion to cash was expected to be necessary for operations in the upcoming year, which was consistent with the security's maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive (loss) income. The fair value of available-for-sale marketable securities included in other noncurrent assets was $12,813 at April 30, 2009. Included in accumulated other comprehensive (loss) income at April 30, 2009, was an unrealized loss of $706. In 2010, these available-for-sale marketable securities were sold. Approximately $13,519, $3,013, and $257,536 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2010, 2009, and 2008, respectively. The Company uses specific identification to determine the basis on which securities are sold.

The Company also maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2010 and 2009, the fair value of these investments included in other noncurrent assets was $34,895 and $29,273, respectively. Included in accumulated other comprehensive (loss) income at April 30, 2010 and 2009, was an unrealized gain of $693 and an unrealized loss of $2,763, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive (loss) income.

Recently Issued Accounting Standards: In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which requires additional disclosures about fair value measurements including transfers in and out of different levels of the fair value hierarchy and a higher level of disaggregation for different types of financial instruments. These disclosure requirements are effective April 30, 2010, for the Company. In addition, for the reconciliation of Level 3 fair value measurements, ASU 2010-06 requires information about purchases, sales, issuances, and settlements to be presented separately. These disclosure requirements are effective April 30, 2011, for the Company.

Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.

The raw materials used by the Company in each of its segments are primarily commodities and agricultural-based products. Glass, plastic, steel cans, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, pest damage, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources although the Company has elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary year-to-year, the Company believes that it will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. The Company has not historically encountered shortages of key raw materials. The Company considers its relationships with key material suppliers to be good.

Approximately 32 percent of the Company's employees, located at 10 facilities, are covered by union contracts. The contracts vary in term depending on the location with two contracts expiring in 2011.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE B: MERGERS AND ACQUISITIONS

On November 6, 2008, the Company merged The Folgers Coffee Company ("Folgers"), previously a subsidiary of The Procter & Gamble Company ("P&G"), with a wholly-owned subsidiary of the Company. Under the terms of the agreement, P&G distributed the Folgers common shares to electing P&G shareholders in a tax-free transaction, which was immediately followed by the conversion of Folgers common stock into Company common shares. As a result of the merger, Folgers became a wholly-owned subsidiary of the Company. In the merger, P&G shareholders received approximately 63.2 million common shares of the Company valued at approximately $3,366.4 million based on the average closing price of the Company's common shares for the period beginning two trading days before and concluding two trading days after the announcement of the transaction on June 4, 2008. After the closing of the transaction on November 6, 2008, the Company had approximately 118.0 million common shares outstanding. As part of the transaction, the Company's debt obligations increased by $350.0 million as a result of Folgers' variable rate bank debt. In addition, on October 23, 2008, the Company issued $400.0 million in Senior Notes with a weighted-average interest rate of 6.6 percent. A portion of the proceeds was used to fund the payment of a $5.00 per share one-time special dividend on the Company's common shares, totaling approximately $274.2 million, on October 31, 2008.

The transaction with Folgers, a leading producer of retail packaged coffee products in the U.S., is consistent with the Company's strategy to own and market number one brands in North America. For accounting purposes, the Company was the acquiring enterprise. The merger was accounted for as a purchase business combination. Accordingly, the results of the Folgers business are included in the Company's consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $3,735.8 million, including $19.4 million of capitalized transaction-related expenses and $350.0 million of Folgers' debt. In addition, the Company incurred costs of $96.7 million to date that were directly related to the merger and integration of Folgers. Due to the nature of these costs, they were expensed as incurred. Total transaction costs of $116.1 million incurred to date include approximately $13.3 million of noncash compensation expense.

The Folgers purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of merger. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the transaction date.

Assets acquired:	
Current assets	$ 300,781
Property, plant, and equipment	316,851
Intangible assets	2,515,000
Goodwill	1,643,636
Other noncurrent assets	4,278
Total assets acquired	$4,780,546
Liabilities assumed:	
Current liabilities	$ 85,795
Deferred tax liabilities	955,235
Other noncurrent liabilities	3,750
Total liabilities assumed	$1,044,780
Net assets acquired	$3,735,766

Folgers goodwill of $1,643.6 million was assigned to the U.S. Retail Coffee Market and Special Markets segments. Of the total goodwill, $1,633.8 million is not deductible for tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:	
Customer and contractual relationships (20-year weighted-average useful life)	$1,089,000
Technology (14-year weighted-average useful life)	133,000
Intangible assets with indefinite lives	1,293,000
Total intangible assets	$2,515,000

The results of the operations of the Folgers business are included in the Company's consolidated financial statements from the date of the transaction. Had the transaction occurred on May 1, 2008, unaudited, pro forma consolidated results for the year ended April 30, 2009, would have been as follows:

	Year Ended April 30, 2009
Net sales	$4,684,746
Net income	359,979
Net income per common share – assuming dilution	3.04

The unaudited, pro forma consolidated results are based on the Company's historical financial statements and those of the Folgers business and do not necessarily indicate the results of operations that would have resulted had the merger been completed at the beginning of the applicable period presented. The unaudited, pro forma consolidated results do not give effect to the synergies of the merger and are not indicative of the results of operations in future periods.

In addition to the Folgers merger, the Company completed a series of other acquisitions during 2009 and 2008, including *Knott's Berry Farm* food brand, Europe's Best, Inc., the Canadian *Carnation* brand canned milk business, and Eagle Family Foods Holdings, Inc., for aggregate cash consideration of approximately $278.6 million and the assumption of $115.0 million in debt. The results of operations of each of the merged or acquired businesses are included in the Company's consolidated financial statements from the date of the transaction.

NOTE C: RESTRUCTURING

On March 24, 2010, the Company announced its plan to restructure certain coffee and fruit spreads operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure and includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of all coffee production in New Orleans, Louisiana. The program calls for the closing of four of the Company's plants – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; and Kansas City, Missouri. Upon completion, the restructuring will result in the reduction of approximately 700 full-time positions.

The Company expects to incur restructuring costs of approximately $190.0 million, of which $5.7 million was recognized in 2010. The balance of the costs will be incurred over the next four fiscal years, with approximately $85.0 million to $90.0 million expected to be recognized in fiscal 2011.

The following table summarizes the restructuring activity, including the reserves established and the total amount expected to be incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total expected restructuring charge	$90,000	$47,000	$22,000	$21,000	$10,000	$190,000
Balance at May 1, 2009	$ —	$ —	$ —	$ —	$ —	$ —
Charge to expense	3,870	1,139	407	16	279	5,711
Cash payments	—	(50)	(407)	(16)	(279)	(752)
Noncash utilization	(3,870)	—	—	—	—	(3,870)
Balance at April 30, 2010	**$ —**	**$ 1,089**	**$ —**	**$ —**	**$ —**	**$ 1,089**
Remaining expected restructuring charge	$86,130	$45,861	$21,593	$20,984	$ 9,721	$184,289

Approximately $3.9 million of the total restructuring charges of $5.7 million in 2010 was reported in cost of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold consist of long-lived asset charges and were classified as noncash restructuring charges in the Statements of Consolidated Cash Flows. Long-lived asset charges include accelerated depreciation related to property, plant, and equipment that will be used at the affected production facilities until they close or are sold.

Total expected employee separation costs of approximately $47.0 million include severance costs, retention bonuses, and pension costs. Severance costs and retention bonuses are being recognized over the estimated required future service period of the affected employees. The obligation related to employee separation costs is included in accrued compensation in the Consolidated Balance Sheets. For information on the impact of the restructuring plan on the deferred benefit pension and other postretirement plans, see Note G: Pensions and Other Postretirement Benefits.

Other costs include miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred. These costs include professional fees and other closed facility costs.

The Company incurred total restructuring costs of approximately $10.2 million and $4.7 million in 2009 and 2008, respectively, related to the Company's divested Canadian businesses. Of the total restructuring charges, approximately $1.5 million was reported in cost of products sold in 2008, and no restructuring charges were reported in cost of products sold in 2009. The restructuring costs classified as noncash restructuring charges in the Statements of Consolidated Cash Flows were approximately $9.1 million and $1.5 million in 2009 and 2008, respectively, and consisted of a noncash defined benefit pension settlement charge and long-lived asset charges. This restructuring program was complete in 2009.

NOTE D: REPORTABLE SEGMENTS

The Company operates in one industry: the manufacturing and marketing of food products. The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the domestic sales of *Folgers, Millstone,* and *Dunkin' Donuts* branded coffee; the U.S. Retail Consumer Market segment primarily includes domestic sales of *Smucker's, Jif,* and *Hungry Jack* branded products; the U.S. Retail Oils and Baking Market segment includes domestic sales of *Crisco, Pillsbury, Eagle Brand, Martha White,* and *White Lily* branded products all to domestic retail customers; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

While the Company's four reportable segments will remain the same in fiscal 2011, the calculation of segment profit will change to include intangible asset amortization and impairment charges related to segment assets, along with certain other charges in each of the segments. These items were previously considered corporate expenses and were not allocated to the segments.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,		
	2010	2009	2008
Net sales:			
U.S. Retail Coffee Market	**$1,700,458**	$ 855,571	$ —
U.S. Retail Consumer Market	**1,125,280**	1,103,264	998,556
U.S. Retail Oils and Baking Market	**905,719**	995,474	875,991
Special Markets	**873,832**	803,624	650,227
Total net sales	**$4,605,289**	$3,757,933	$2,524,774
Segment profit:			
U.S. Retail Coffee Market	**$ 550,786**	$ 240,971	$ —
U.S. Retail Consumer Market	**274,969**	249,313	233,201
U.S. Retail Oils and Baking Market	**142,161**	124,150	99,626
Special Markets	**148,768**	111,741	92,019
Total segment profit	**$1,116,684**	$ 726,175	$ 424,846
Interest income	**2,793**	6,993	13,259
Interest expense	**(65,187)**	(62,478)	(42,145)
Amortization	**(73,657)**	(38,823)	(4,073)
Impairment charges	**(11,658)**	(1,491)	—
Share-based compensation expense	**(20,687)**	(14,043)	(11,531)
Restructuring costs	**(5,711)**	(10,229)	(4,747)
Merger and integration costs	**(33,692)**	(72,666)	(7,967)
Corporate administrative expenses	**(181,132)**	(133,313)	(115,618)
Other unallocated income (expense)	**3,000**	(4,060)	2,764
Income before income taxes	**$ 730,753**	$ 396,065	$ 254,788
Net sales:			
Domestic	**$4,167,042**	$3,353,362	$2,199,433
International:			
Canada	**$ 385,870**	$ 356,300	$ 278,447
All other international	**52,377**	48,271	46,894
Total international	**$ 438,247**	$ 404,571	$ 325,341
Total net sales	**$4,605,289**	$3,757,933	$2,524,774
Assets:			
Domestic	**$7,591,931**	$7,670,192	$2,547,609
International:			
Canada	**$ 376,788**	$ 514,993	$ 573,829
All other international	**6,134**	6,976	8,443
Total international	**$ 382,922**	$ 521,969	$ 582,272
Total assets	**$7,974,853**	$8,192,161	$3,129,881
Long-lived assets:			
Domestic	**$6,543,440**	$6,406,085	$1,895,494
International:			
Canada	**$ 207,517**	$ 386,948	$ 457,345
All other international	**266**	237	835
Total international	**$ 207,783**	$ 387,185	$ 458,180
Total long-lived assets	**$6,751,223**	$6,793,270	$2,353,674

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,		
	2010	2009	2008
Coffee	**40%**	25%	—%
Peanut butter	**12**	14	19
Shortening and oils	**8**	11	14
Fruit spreads	**8**	9	13
Baking mixes and frostings	**6**	8	10
Canned milk	**5**	7	10
Flour and baking ingredients	**5**	7	8
Portion control	**3**	4	5
Juices and beverages	**3**	3	5
Uncrustables frozen sandwiches	**3**	3	5
Toppings and syrups	**2**	3	4
Other	**5**	6	7
Total	**100%**	100%	100%

NOTE E: EARNINGS PER SHARE

On May 1, 2009, the Company adopted the two-class method of computing earnings per share as required by Financial Accounting Standards Board Accounting Standards Codification 260, *Earnings Per Share* ("ASC 260"). ASC 260 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are to be included in the computation of earnings per share under the two-class method described in ASC 260. The Company's unvested restricted shares contain rights to receive nonforfeitable dividends and are participating securities. All presented prior period earnings per share data has been adjusted to retrospectively reflect the application of the two-class method. The conversion to the two-class method resulted in a reduction of net income per common share for the years ended April 30, 2009 and 2008, of $0.03 and $0.02 per share, respectively. Net income per common share – assuming dilution for the year ended April 30, 2009, decreased $0.01 per share, while net income per common share – assuming dilution for the year ended April 30, 2008, was unchanged.

The following table sets forth the computation of net income per common share and net income per common share - assuming dilution.

	Year Ended April 30,		
	2010	2009	2008
Computation of net income per share:			
Net income	**$494,138**	$265,953	$170,379
Net income allocated to participating securities	**4,321**	1,944	1,250
Net income allocated to common stockholders	**$489,817**	$264,009	$169,129
Weighted-average common shares outstanding	**117,911,160**	84,823,849	56,226,206
Net income per common share	**$ 4.15**	$ 3.11	$ 3.01
Computation of net income per share - assuming dilution:			
Net income	**$494,138**	$265,953	$170,379
Net income allocated to participating securities	**4,318**	1,947	1,247
Net income allocated to common stockholders	**$489,820**	$264,006	$169,132
Weighted-average common shares outstanding	**117,911,160**	84,823,849	56,226,206
Dilutive effect of stock options	**130,011**	98,938	231,682
Weighted-average common shares outstanding - assuming dilution	**118,041,171**	84,922,787	56,457,888
Net income per common share - assuming dilution	**$ 4.15**	$ 3.11	$ 3.00

The following table reconciles the weighted-average common shares used in the basic and diluted earnings per share disclosures to the total weighted-average shares outstanding.

	Year Ended April 30,		
	2010	2009	2008
Weighted-average common shares outstanding	**117,911,160**	84,823,849	56,226,206
Weighted-average participating shares outstanding	**1,040,274**	624,743	415,604
Weighted-average shares outstanding	**118,951,434**	85,448,592	56,641,810
Dilutive effect of stock options	**130,011**	98,938	231,682
Weighted-average shares outstanding - assuming dilution	**119,081,445**	85,547,530	56,873,492

NOTE F: GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of changes in the Company's goodwill during the years ended April 30, 2010 and 2009, by reportable segment is as follows:

	U.S. Retail Coffee Market	U.S. Retail Consumer Market	U.S. Retail Oils and Baking Market	Special Markets	Total
Balance at April 30, 2008	$ —	$550,825	$461,223	$120,428	$1,132,476
Acquisitions	1,629,873	19,489	—	24,136	1,673,498
Other	—	(631)	(383)	(13,569)	(14,583)
Balance at April 30, 2009	$1,629,873	$569,683	$460,840	$130,995	$2,791,391
Acquisitions	5,540	289	—	265	6,094
Other	—	2,301	1,282	6,662	10,245
Balance at April 30, 2010	**$1,635,413**	**$572,273**	**$462,122**	**$137,922**	**$2,807,730**

Included in the other category at April 30, 2010 and 2009, were foreign currency exchange adjustments. In addition, tax-related adjustments were included in the other category at April 30, 2009. As a result of the change in segment reporting in 2009, the above historical information has been reclassified to conform to the new presentation.

The Company's other intangible assets and related accumulated amortization and impairment charges are as follows:

	April 30, 2010			April 30, 2009		
	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net
Finite-lived intangible assets subject to amortization:						
Customer and contractual relationships	**$1,180,000**	**$ 95,722**	**$1,084,278**	$1,176,006	$35,433	$1,140,573
Patents and technology	**134,970**	**15,874**	**119,096**	134,970	6,331	128,639
Trademarks	**29,222**	**3,491**	**25,731**	6,460	968	5,492
Total intangible assets subject to amortization	**$1,344,192**	**$115,087**	**$1,229,105**	$1,317,436	$42,732	$1,274,704
Indefinite-lived intangible assets not subject to amortization:						
Trademarks	**$1,805,793**	**$ 8,383**	**$1,797,410**	$1,824,615	$ 343	$1,824,272
Total other intangible assets	**$3,149,985**	**$123,470**	**$3,026,515**	$3,142,051	$43,075	$3,098,976

Amortization expense for finite-lived intangible assets was $72,417, $38,094, and $3,895 in 2010, 2009, and 2008, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $73,200.

Pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification 350, *Intangibles – Goodwill and Other* ("ASC 350"), the Company is required to review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2010. Goodwill impairment is tested at the reporting unit level which is the Company's operating segments. Impairment of $11,658 and $1,491 was recognized related to certain intangible assets in 2010 and 2009, respectively, and no impairment was recognized in 2008.

The majority of the impairment recognized in 2010 was recognized in the third quarter when the Company was notified of a significant future reduction in the *Europe's Best* frozen fruit business with a customer in Canada. The Company determined that this event constituted a potential indicator of impairment of the *Europe's Best* indefinite-lived and finite-lived intangible assets recognized in its Special Markets segment under ASC 350 and FASB Accounting Standards Codification 360, *Property, Plant, and Equipment,* respectively.

The Company estimated the fair value of the *Europe's Best* indefinite-lived trademark based on an analysis of the projected cash flows for the brand, discounted at a rate developed using a risk-adjusted, weighted-average cost of capital methodology. As a result, impairment of $7,282 was recognized to reduce the trademark to fair value.

The Company concluded that the carrying amount of the finite-lived customer relationship intangible asset associated with the *Europe's Best* business was recoverable based on the undiscounted projected net cash flows estimated by the Company to be generated from the asset group. Accordingly, no impairment charge was recognized on the finite-lived customer relationship. No additional impairment was recognized related to *Europe's Best* as a result of the February 1, 2010, impairment test, and no further indicators of potential impairment have been identified subsequent to that date.

NOTE G: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company has defined benefit pension plans covering certain domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Upon completion of the restructuring activity discussed in Note C: Restructuring, approximately 700 full-time positions will be reduced. The Company has included the estimated impact of the planned reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2010. As a result, the benefit obligation of the pension plans and other postretirement plans was reduced by $2,200 and $500, respectively. These decreases related to the plants in Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; and Kansas City, Missouri. The restructuring activity had no impact on net periodic benefit cost in 2010. In 2011, the Company expects to recognize a charge for termination benefits in the range of $10 million to $15 million related to planned reductions at the Orrville, Ohio, plant.

In March 2010, comprehensive health care reform legislation under the *Patient Protection and Affordable Care Act* and the *Health Care Education and Affordability Reconciliation Act* (collectively, the "Acts") was passed and signed into law. The initial impact of the Acts' provisions on the other postretirement benefits obligation was not material in 2010, but could impact benefit obligations and net periodic benefit costs in future periods. The ultimate extent of the impact on the Company cannot be determined until final regulations are promulgated under the Acts and additional interpretations of the Acts become available. The Company will monitor these developments.

One provision of the Acts did impact the other postretirement benefits obligation at April 30, 2010. An excise tax was introduced which will be levied on employers beginning in 2018 when total plan-provided health benefits exceed a legislated high-cost standard. The impact of the excise tax on the obligation at April 30, 2010, was not material, as it related to only one of the Company's plans.

Another provision of the Acts, effective in 2013, eliminates the federal income tax deduction for prescription drug expenses of Medicare beneficiaries for which the plan sponsor also receives the retiree drug subsidy under Part D. This provision did not have a material impact on the Company due to the design of its plans.

The following table summarizes the components of net periodic benefit cost (credit) and the change in accumulated other comprehensive (loss) income related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ 5,755**	$ 5,871	$ 6,925	**$ 1,525**	$1,892	$1,291
Interest cost	**24,788**	26,263	25,900	**2,607**	2,540	2,516
Expected return on plan assets	**(22,894)**	(29,905)	(35,391)	**—**	—	—
Amortization of prior service cost (credit)	**1,362**	1,295	1,364	**(489)**	(489)	(454)
Amortization of initial net asset	**—**	—	(1)	**—**	—	—
Amortization of net actuarial loss (gain)	**6,291**	1,360	1,014	**(1,043)**	(730)	(523)
Settlement loss	**—**	9,908	—	**—**	—	—
Curtailment loss	**—**	—	68	**—**	—	—
Net periodic benefit cost (credit)	**$ 15,302**	$ 14,792	$ (121)	**$ 2,600**	$3,213	$2,830
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive (loss) income before income taxes:						
Prior service (cost) credit arising during the year	**$ (1,334)**	$ —	$ —	**$ —**	$ —	$3,175
Net actuarial (loss) gain arising during the year	**(13,713)**	(74,195)	(14,670)	**(3,248)**	4,645	4,826
Amortization of prior service cost (credit)	**1,362**	1,295	1,364	**(489)**	(489)	(454)
Amortization of net actuarial loss (gain)	**6,291**	1,360	1,014	**(1,043)**	(730)	(523)
Curtailment	**—**	—	2,821	**—**	—	—
Foreign currency translation	**(5,932)**	2,517	(1,212)	**173**	(231)	18
Other adjustments	**(71)**	—	(1)	**—**	—	—
Net change for year	**$(13,397)**	$(69,023)	$(10,684)	**$(4,607)**	$3,195	$7,042
Weighted-average assumptions used in determining net periodic benefit costs:						
U.S. plans:						
Discount rate	**7.40%**	6.60%	6.00%	**7.40%**	6.60%	6.00%
Expected return on plan assets	**7.75**	7.75	8.25	**—**	—	—
Rate of compensation increase	**3.79**	3.84	4.10	**—**	—	—
Canadian plans:						
Discount rate	**5.40%**	6.10%	5.25%	**5.40%**	6.10%	5.25%
Expected return on plan assets	**7.33**	7.25	8.00	**—**	—	—
Rate of compensation increase	**4.00**	4.00	4.00	**—**	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits' assets and benefit obligations.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	**2010**	2009	**2010**	2009
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$362,720**	$430,989	**$ 38,182**	$ 41,583
Service cost	**5,755**	5,871	**1,525**	1,892
Interest cost	**24,788**	26,263	**2,607**	2,540
Amendments	**1,334**	—	**—**	—
Divestiture	**—**	(25,934)	**—**	—
Actuarial loss (gain)	**64,423**	(27,359)	**3,248**	(4,645)
Participant contributions	**410**	328	**988**	1,089
Benefits paid	**(25,296)**	(26,089)	**(2,577)**	(2,393)
Foreign currency translation adjustments	**16,594**	(21,349)	**1,602**	(1,884)
Other adjustments	**—**	—	**17**	—
Benefit obligation at end of the year	**$450,728**	$362,720	**$ 45,592**	$ 38,182
Change in plan assets:				
Fair value of plan assets at beginning of the year	**$300,482**	$422,019	**$ —**	$ —
Actual return on plan assets	**73,604**	(82,034)	**—**	—
Company contributions	**4,436**	34,665	**1,572**	1,304
Participant contributions	**410**	328	**988**	1,089
Benefits paid	**(25,296)**	(26,089)	**(2,577)**	(2,393)
Divestiture	**—**	(25,934)	**—**	—
Foreign currency translation adjustments	**13,756**	(22,473)	**—**	—
Other adjustments	**(70)**	—	**17**	—
Fair value of plan assets at end of the year	**$367,322**	$300,482	**$ —**	$ —
Funded status of the plans	**$ (83,406)**	$ (62,238)	**$(45,592)**	$(38,182)
Other noncurrent assets	**$ 3,562**	$ 5,032	**$ —**	$ —
Accrued compensation	**—**	(869)	**—**	—
Defined benefit pensions	**(86,968)**	(66,401)	**—**	—
Postretirement benefits other than pensions	**—**	—	**(45,592)**	(38,182)
Net benefit liability	**$ (83,406)**	$ (62,238)	**$(45,592)**	$(38,182)

The following table summarizes amounts recognized in accumulated other comprehensive (loss) income in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	**2010**	2009	**2010**	2009
Net actuarial (loss) gain	**$(131,489)**	$(118,094)	**$14,885**	$19,003
Prior service (cost) credit	**(7,237)**	(7,235)	**3,542**	4,031
Total	**$(138,726)**	$(125,329)	**$18,427**	$23,034

During 2011, the Company expects to recognize amortization of net actuarial losses and prior service cost of $6,760 and $1,355, respectively, in net periodic benefit cost.

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	**2010**	2009	**2010**	2009
Weighted-average assumptions used in determining benefit obligation:				
U.S. plans:				
Discount rate	**5.80%**	7.40%	**5.80%**	7.40%
Rate of compensation increase	**4.13**	3.79	**—**	—
Canadian plans:				
Discount rate	**5.30**	5.40	**5.30**	5.40
Rate of compensation increase	**4.00**	4.00	**—**	—

For 2011, the assumed health care trend rates are nine percent and seven percent for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent in 2019 and four and one-half percent in 2014 for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2010:

	One-Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 193	$ (171)
Effect on benefit obligation	2,205	(1,944)

The following table sets forth selective information pertaining to the Company's Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
Year Ended April 30,	**2010**	2009	**2010**	2009
Benefit obligation at end of the year	**$112,672**	$ 94,633	**$ 11,586**	$ 10,866
Fair value of plan assets at end of the year	**99,103**	75,899	**—**	—
Funded status of the plans	**$ (13,569)**	$(18,734)	**$(11,586)**	$(10,866)
Service cost	**$ 1,112**	$ 816	**$ 62**	$ 46
Interest cost	**5,491**	7,963	**632**	631
Expected return on plan assets	**(5,988)**	(9,745)	**—**	—
Settlement loss	**—**	9,908	**—**	—
Company contributions	**1,698**	2,497	**665**	607
Participant contributions	**410**	328	**—**	—
Benefits paid	**(8,238)**	(9,407)	**(665)**	(607)
Actual return on plan assets	**15,649**	(23,643)	**—**	—
Net periodic benefit cost	**2,746**	9,596	**694**	665

The following table sets forth additional information related to the Company's defined benefit pension plans.

	April 30,	
	2010	2009
Accumulated benefit obligation for all pension plans	**$422,166**	$344,901
Plans with an accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	**290,762**	244,070
Fair value of plan assets	**225,244**	183,585
Plans with a projected benefit obligation in excess of plan assets:		
Projected benefit obligation	**423,270**	252,573
Fair value of plan assets	**336,454**	185,516

The Company employs a total return on investment approach for defined benefit pension plan assets. A mix of equities, fixed income, and alternative investments are used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.

The fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans are as follows:

	April 30,	
	2010	2009
Cash and cash equivalents	**$ 5,048**	$ 36,949
Equity securities:		
U.S.	**96,405**	68,108
International	**72,786**	47,059
Fixed income securities:		
Bonds	**86,852**	50,869
Fixed income	**63,843**	70,781
Other types of investments:		
Hedge funds	**33,163**	18,797
Private equity funds	**9,225**	7,919
Total	**$367,322**	$300,482

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for defined benefit pension plan assets at April 30, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2010
Cash and cash equivalents [A]	$ 5,048	$ —	$ —	$ 5,048
Equity securities:				
U.S. [B]	77,921	16,093	2,391	96,405
International [C]	36,479	36,307	—	72,786
Fixed income securities:				
Bonds [D]	62,133	24,719	—	86,852
Fixed income [E]	42,545	21,298	—	63,843
Other types of investments:				
Hedge funds [F]	—	—	33,163	33,163
Private equity funds [G]	—	—	9,225	9,225
Total	$224,126	$98,417	$44,779	$367,322

[A] This category includes money market holdings classified as Level 1 and valued at amortized cost.

[B] This category is invested primarily in a portfolio of common stocks included in the Russell 1000 Index and traded on active exchanges. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges. The Level 3 assets are valued at original cost.

[C] This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside of the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

[D] This category seeks to duplicate the return characteristics of high quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of bonds traded on active exchanges.

[E] This category is comprised of a core fixed income fund that invests at least 80 percent of its assets in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of fixed income securities traded on active exchanges.

[F] This category is comprised of two hedge funds. It is classified as Level 3 and valued using unobservable inputs including the plan's own assumptions.

[G] This category is comprised of private equity funds whose investments consist of primary limited partnership interests in corporate finance and venture capital funds. It is classified as Level 3 and valued using unobservable inputs including the plan's own assumptions.

The following table presents a rollforward of activity for Level 3 assets between May 1, 2009 and April 30, 2010.

	U.S. Equity Securities	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2009	$2,996	$18,797	$ 7,919	$29,712
Actual return on plan assets still held at reporting date	(600)	1,366	(2,153)	(1,387)
(Sales), purchases, and settlements	(5)	13,000	3,459	16,454
Balance at April 30, 2010	**$2,391**	**$33,163**	**$ 9,225**	**$44,779**

The Company's current investment policy is to have approximately 42 percent of assets invested in equity securities, 39 percent in fixed income securities, and 19 percent in cash and other investments. Included in equity securities were 317,552 of the Company's common shares at April 30, 2010 and 2009. The market value of these shares was $19,393 at April 30, 2010. The Company paid dividends of $445 on these shares during 2010.

The Company expects to contribute approximately $15 million to the defined benefit pension plans in 2011. The Company expects to make the following benefit payments for the defined benefit pension and other postretirement benefit plans: $28 million in 2011, $29 million in 2012, $29 million in 2013, $39 million in 2014, $32 million in 2015, and $170 million in 2016 through 2020.

NOTE H: SAVINGS PLANS

ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust ("ESOP") for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest expense incurred on ESOP debt was $115, $261, and $376 in 2010, 2009, and 2008, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $614 and $690 in 2009 and 2008, respectively. Due to the payment by the Company of a $5.00 per share one-time special dividend in 2009, no contribution was necessary in 2010 to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $281, $1,461, and $334 in 2010, 2009, and 2008, respectively. The principal payments received from the ESOP in 2010, 2009, and 2008 were $761, $649, and $538, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.

As permitted by Financial Accounting Standards Board Accounting Standards Codification 718, *Compensation – Retirement Benefits,* the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2010, the ESOP held 193,790 unallocated and 816,171 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

Defined Contribution Plans: The Company offers employee savings plans for domestic and Canadian employees. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2010, 2009, and 2008 were $15,625, $10,900, and $4,943, respectively.

NOTE I: SHARE-BASED PAYMENTS

The Company provides for equity-based incentives to be awarded to key employees and nonemployee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered primarily through the 2006 Equity Compensation Plan approved by the Company's shareholders in August 2006. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, deferred stock units, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company's nonemployee directors, consultants, officers, and other employees. Deferred stock units granted to nonemployee directors vest immediately. At April 30, 2010, there were 1,097,710 shares available for future issuance under this plan. As a result of this plan becoming effective in August 2006, no further awards will be made under previously existing equity compensation plans, except for certain defined circumstances included in the new plan.

Under the 2006 Equity Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury or issuing new Company common shares. For awards granted from the Company's other equity compensation plans, the Company issues common shares from treasury, except for plans that were acquired as part of the International Multifoods Corporation acquisition, which are settled by issuing new Company common shares.

Stock Options: The following table is a summary of the Company's stock option activity and related information.

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2009	992,160	$39.32
Exercised	(261,881)	34.18
Forfeited	(18,292)	45.36
Outstanding and exercisable at April 30, 2010	**711,987**	**$41.06**

At April 30, 2010, the weighted-average remaining contractual term for stock options outstanding and exercisable was 3.6 years and the aggregate intrinsic value of these stock options was approximately $14,248.

The total intrinsic value of options exercised during 2010, 2009, and 2008 was approximately $5,876, $2,871, and $28,973, respectively.

Other Equity Awards: The following table is a summary of the Company's restricted shares, deferred shares, deferred stock units, and performance units.

	Restricted/ Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Fair Value
Outstanding at May 1, 2009	838,666	$44.70	114,440	$43.44
Granted	504,580	44.63	190,010	57.37
Converted	114,440	43.44	(114,440)	43.44
Vested	(365,982)	44.46	—	—
Forfeited	(12,982)	43.58	—	—
Outstanding at April 30, 2010	**1,078,722**	**$44.74**	**190,010**	**$57.37**

The total fair value of equity awards other than stock options vesting in 2010, 2009, and 2008 was approximately $16,273, $11,117, and $8,547, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2010, 2009, and 2008.

Year Ended April 30,	Restricted/ Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Grant Date Fair Value
2010	**504,580**	**$44.63**	**190,010**	**$57.37**
2009	570,359	42.29	114,440	43.44
2008	140,290	57.50	65,830	51.37

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.

NOTE J: DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	April 30,	
	2010	2009
6.77% Senior Notes due June 1, 2009	**$ —**	$ 75,000
6.60% Senior Notes due November 13, 2009	**—**	201,726
7.94% Series C Senior Notes due September 1, 2010	**10,000**	10,000
4.78% Senior Notes due June 1, 2014	**100,000**	100,000
6.12% Senior Notes due November 1, 2015	**24,000**	24,000
6.63% Senior Notes due November 1, 2018	**376,000**	376,000
5.55% Senior Notes due April 1, 2022	**400,000**	400,000
Total long-term debt	**$910,000**	$1,186,726
Current portion of long-term debt	**10,000**	276,726
Total long-term debt less current portion	**$900,000**	$ 910,000

All of the Company's Senior Notes are unsecured and interest is paid semiannually. Prepayments are required on the 5.55 percent Senior Notes, the first of which is $50.0 million on April 1, 2013.

During 2010, the Company entered into an unsecured three-year $400.0 million revolving credit facility with a group of five banks maturing on October 29, 2012. The Company also has available a $180.0 million revolving credit facility with a group of three banks maturing on January 31, 2011. Interest on the revolving credit facilities is based on prevailing U.S. Prime, Canadian Base Rate, London Interbank Offered Rate, or Canadian Dealer Offered Rate, as determined by the Company, and is payable either on a quarterly basis or at the end of the borrowing term.

During the year ended April 30, 2010, the Company repaid $75.0 million of 6.77 percent Senior Notes, $200.0 million of 6.60 percent Senior Notes, and $350.0 million of Folgers' bank debt, as scheduled, utilizing a combination of cash on hand and borrowings of approximately $100.0 million against the $180.0 million credit facility. At April 30, 2010, the Company did not have a balance outstanding under either revolving credit facility. At April 30, 2010, the Company had standby letters of credit of approximately $6.6 million outstanding.

The Company's debt instruments contain certain financial covenant restrictions including consolidated net worth, leverage ratios, and an interest coverage ratio. The Company is in compliance with all covenants.

Interest paid totaled $76,461, $52,918, and $44,584 in 2010, 2009, and 2008, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes prior to maturity, amortization of debt issuance costs, and interest capitalized.

On June 15, 2010, the Company issued $400.0 million in 4.50 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity with required prepayments starting on June 1, 2020. Proceeds from the Senior Notes issuance will be used for general corporate purposes. In conjunction with this issuance, the Company also obtained an amendment with respect to its intercreditor agreement.

NOTE K: CONTINGENCIES

The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is a defendant in a variety of legal proceedings, some of which involve claims for damages in unspecified amounts. The Company cannot predict with certainty the results of these proceedings or reasonably determine a range of potential loss. The Company's policy is to accrue costs for contingent liabilities when such liabilities are probable and amounts can be reasonably estimated. Based on the information known to date, the Company does not believe the final outcome of these proceedings will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE L: DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in foreign currency exchange rates and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation.

Commodity Price Management: The Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of green coffee, edible oils, flour, milk, and corn. The Company also enters into commodity futures and options to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year.

Certain of the derivative instruments associated with the Company's U.S. Retail Oils and Baking Market and U.S. Retail Coffee Market segments meet the hedge criteria according to Financial Accounting Standards Board Accounting Standards Codification 815, *Derivatives and Hedging* ("ASC 815"), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity's futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured at inception and on a monthly basis. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

Foreign Currency Exchange Rate Hedging: The Company utilizes foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments related to purchases of certain raw materials, finished goods, and fixed assets. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for ASC 815 accounting treatment. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of other comprehensive income. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold.

The following table sets forth the fair value of derivative instruments as recognized in the Consolidated Balance Sheets at April 30, 2010 and 2009.

	April 30, 2010		April 30, 2009	
	Other Current Assets	Other Current Liabilities	Other Current Assets	Other Current Liabilities
Derivatives designated as hedging instruments:				
Commodity contracts	**$1,874**	**$ 9**	$3,782	$1,562
Derivatives not designated as hedging instruments:				
Commodity contracts	**$2,414**	**$ 599**	$ 414	$2,278
Foreign currency exchange contracts	—	**830**	—	332
Total derivatives not designated as hedging instruments	**$2,414**	**$1,429**	$ 414	$2,610
Total derivative instruments	**$4,288**	**$1,438**	$4,196	$4,172

The Company has elected to not offset fair value amounts recognized for derivative instruments and its cash margin accounts executed with the same counterparty. The Company maintained cash margin accounts of $5,714 and $16,619 at April 30, 2010 and 2009, respectively, that are included in other current assets in the Consolidated Balance Sheets.

The following table presents information on gains recognized on derivatives designated as cash flow hedging relationships, all of which hedge commodity price risk.

	Year Ended April 30, 2010
Gain recognized in other comprehensive income (effective portion)	$6,029
Gain reclassified from accumulated other comprehensive (loss) income to cost of products sold (effective portion)	5,395
Change in accumulated other comprehensive (loss) income	$ 634
Gain recognized in cost of products sold (ineffective portion)	$ 200

Included as a component in accumulated other comprehensive (loss) income at April 30, 2010 and 2009, were deferred gains of $1,994 and $1,570, respectively. The related tax impact recognized in accumulated other comprehensive (loss) income was $1,134 and $924 at April 30, 2010 and 2009, respectively. The entire amount of the deferred gain included in accumulated other comprehensive (loss) income at April 30, 2010, is expected to be recognized in earnings within one year as the related commodity is utilized.

The following table presents the losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30, 2010
Loss on commodity contracts	$2,384
Loss on foreign currency exchange contracts	7,234
Total	$9,618

The following table presents the gross contract notional amount of outstanding derivative contracts at April 30, 2010 and 2009.

	April 30,	
	2010	2009
Commodity contracts	**$323,351**	$276,644
Foreign currency exchange contracts	**45,295**	41,999

NOTE M: OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables. With respect to trade receivables, the Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer of Note A: Accounting Policies. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts.

The following table provides information on the carrying amount and fair value of the Company's financial instruments.

	April 30, 2010		April 30, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities	**$ —**	**$ —**	$ 12,813	$ 12,813
Other investments	**34,895**	**34,895**	29,273	29,273
Derivative financial instruments	**2,850**	**2,850**	24	24
Fixed rate long-term debt	**910,000**	**1,172,467**	1,186,726	1,234,728

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions.

The following table summarizes the fair values and the levels within the fair value hierarchy in which the fair value measurements fall for the Company's financial assets (liabilities).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2010	Fair Value at April 30, 2009
Marketable securities: [A]					
Mortgage-backed securities	**$ —**	**$ —**	**$ —**	**$ —**	$12,813
Other investments: [B]					
Equity mutual funds	**11,626**	**—**	**—**	**11,626**	8,035
Municipal obligations	**—**	**16,753**	**—**	**16,753**	15,283
Other investments	**336**	**6,180**	**—**	**6,516**	5,955
Derivatives: [C]					
Commodity contracts	**3,680**	**—**	**—**	**3,680**	356
Foreign currency exchange contracts	**(830)**	**—**	**—**	**(830)**	(332)
Total	**$14,812**	**$22,933**	**$ —**	**$37,745**	$42,110

[A] The Company's marketable securities, consisting entirely of mortgage-backed securities, are broker-priced and valued by a third party using an evaluated pricing methodology. An evaluated pricing methodology is a valuation technique which uses inputs that are derived principally from or corroborated by observable market data. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

[B] The Company's other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets and municipal bonds. The municipal bonds are valued by a third party using an evaluated pricing methodology. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

[C] The Company's derivatives are valued using quoted market prices. For additional information, see Note L: Derivative Financial Instruments.

The following table presents the Company's nonfinancial assets adjusted to fair value during the year ended April 30, 2010.

	Carrying Amount at April 30, 2009	Fair Value Adjustment	Other Adjustments	Carrying Amount at April 30, 2010
Indefinite-lived trademarks [D]	$21,370	$ (9,133)	$2,315	**$14,552**
Finite-lived trademarks [D]	3,012	(2,525)	(487)	**—**
Total	$24,382	$(11,658)	$1,828	**$14,552**

[D] The Company utilized Level 3 inputs to estimate the fair value of the nonfinancial assets. For additional information, see Note F: Goodwill and Other Intangible Assets.

During 2010, the Company recognized fair value adjustments of $11,658 related to the impairment of indefinite-lived and finite-lived trademarks. Other adjustments of $1,828 related to foreign currency exchange and amortization were recognized during the year ended April 30, 2010.

NOTE N: INCOME TAXES

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

	April 30,	
	2010	2009
Deferred tax liabilities:		
Intangible assets	**$1,042,375**	$1,062,680
Property, plant, and equipment	**121,950**	117,736
Pension and other employee benefits	**10,566**	11,362
Other	**22,042**	29,357
Total deferred tax liability	**$1,196,933**	$1,221,135
Deferred tax assets:		
Post-employment and other employee benefits	**$ 80,453**	$ 69,051
Tax credit and loss carryforwards	**5,049**	11,915
Intangible assets	**3,984**	5,896
Other	**21,247**	16,867
Total deferred tax assets	**$ 110,733**	$ 103,729
Valuation allowance for deferred tax assets	**(3,470)**	(9,026)
Total deferred tax assets less allowance	**$ 107,263**	$ 94,703
Net deferred tax liability	**$1,089,670**	$1,126,432

The following table summarizes domestic and foreign loss and credit carryforwards at April 30, 2010.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:				
State loss carryforwards	$75,331	$3,622	$3,321	2011 to 2029
State tax credit carryforwards	—	1,357	—	2018
Foreign jurisdictional loss carryforwards	192	50	—	2017
Foreign jurisdictional tax credit carryforwards	—	20	—	2013
Total tax carryforwards	$75,523	$5,049	$3,321	

The Company evaluates the realizability of deferred tax assets for each of the jurisdictions in which it operates. Included in the overall valuation allowance is $149 for other deferred tax assets where it is more likely than not those assets will not be realized. The valuation allowance decreased by $5,556, primarily due to the expiration of federal capital loss and foreign tax credit carryforwards and state net operating losses that had full valuation allowances.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Income before income taxes is as follows:

	Year Ended April 30,		
	2010	2009	2008
Domestic	**$712,226**	$378,293	$236,307
Foreign	**18,527**	17,772	18,481
Income before income taxes	**$730,753**	$396,065	$254,788

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2010	2009	2008
Current:			
Federal	**$256,444**	$ 97,182	$59,239
Foreign	**6,584**	1,688	3,580
State and local	**12,907**	5,717	3,375
Deferred	**(39,320)**	25,525	18,215
Total income tax expense	**$236,615**	$130,112	$84,409

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,		
Percent of Pretax Income	**2010**	2009	2008
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.1**	0.6	0.4
Domestic manufacturing deduction	**(1.9)**	(1.5)	(1.2)
Other items – net	**(1.8)**	(1.2)	(1.1)
Effective income tax rate	**32.4%**	32.9%	33.1%
Income taxes paid	**$212,981**	$69,107	$73,786

The Company accounts for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes* ("ASC 740"). ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as codified by ASC 740. The cumulative effect of applying this interpretation has been recorded as a decrease of $2,374 to retained income as of May 1, 2007.

In accordance with the requirements of ASC 740, uncertain tax positions have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense.

The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. The Company is no longer subject to examination of U.S. federal income taxes for years prior to 2007 and, with limited exceptions, the Company is no longer subject to examination of state, local, or foreign income taxes for years prior to 2006. In May 2009, the Company reached an agreement with the Internal Revenue Service on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2007 and 2006. The agreement did not have a material effect on the Company's effective tax rate.

Within the next 12 months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $4.0 million, primarily as a result of the expiration of federal, state, local, and foreign statute of limitation periods.

The Company's unrecognized tax benefits as of April 30, 2010 and 2009, were $15,322 and $13,794, respectively. Of the unrecognized tax benefits, $11,321 and $5,694 would affect the effective tax rate, if recognized, as of April 30, 2010 and 2009, respectively. The Company's accrual for tax-related net interest and penalties totaled $2,289 and $2,883 as of April 30, 2010 and 2009, respectively. The amount of tax-related net interest and penalties credited to earnings totaled $594 and $1,982 during 2010 and 2009, respectively.

A reconciliation of the Company's unrecognized tax benefits is as follows:

	2010	2009
Balance at May 1,	**$13,794**	$21,902
Increases:		
Current year tax positions	**3,977**	118
Prior year tax positions	**2,353**	274
Acquisitions	**—**	3,103
Foreign currency translation	**686**	—
Decreases:		
Prior year tax positions	**—**	8,338
Settlement with tax authorities	**—**	1,370
Expiration of statute of limitations periods	**5,488**	1,711
Foreign currency translation	**—**	184
Balance at April 30,	**$15,322**	$13,794

NOTE O: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive (loss) income as shown in the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Pension and Other Postretirement Liabilities	Unrealized Gain (Loss) on Available-for-Sale Securities	Unrealized Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive (Loss) Income
Balance at May 1, 2007	$ 37,225	$(21,294)	$ 968	$ 858	$ 17,757
Reclassification adjustments	—	—	—	(1,354)	(1,354)
Current period credit (charge)	20,861	(3,642)	(611)	12,885	29,493
Income tax benefit (expense)	—	722	232	(4,238)	(3,284)
Balance at April 30, 2008	$ 58,086	$(24,214)	$ 589	$ 8,151	$ 42,612
Reclassification adjustments	—	—	—	(12,885)	(12,885)
Current period (charge) credit	(47,024)	(65,828)	(4,384)	2,494	(114,742)
Income tax benefit	—	22,349	1,586	3,810	27,745
Balance at April 30, 2009	$ 11,062	$(67,693)	$(2,209)	$ 1,570	$ (57,270)
Reclassification adjustments	—	—	—	(2,494)	(2,494)
Current period credit (charge)	45,926	(18,004)	4,162	3,128	35,212
Income tax benefit (expense)	—	5,691	(1,510)	(210)	3,971
Balance at April 30, 2010	**$ 56,988**	**$(80,006)**	**$ 443**	**$ 1,994**	**$ (20,581)**

Income tax benefit (expense) is determined using the applicable deferred tax rate for each component of accumulated other comprehensive (loss) income.

NOTE P: COMMON SHARES

Voting: The Company's Amended Articles of Incorporation ("Articles") provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of the Company;
- the adoption of any amendment of the Articles or the Regulations of the Company, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of common shares are entitled or expands the matters to which time phase voting applies;
- any proposal or other action to be taken by the shareholders of the Company, relating to the Company's Rights Agreement or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company's assets;
- any matter submitted to the Company's shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of the Company's outstanding common shares) of the Articles, as they may be further amended, or any issuance of common shares of the Company for which shareholder approval is required by applicable stock exchange rules; and
- any matter relating to the issuance of common shares, or the repurchase of common shares that the Board determines is required or appropriate to be submitted to the Company's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share include:

- common shares beneficially owned as of November 6, 2008, and for which there has not been a change in beneficial ownership after November 6, 2008; or
- common shares received through the Company's various equity plans which have not been sold or otherwise transferred since November 6, 2008.

In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders' Rights Plan: Pursuant to a shareholders' rights plan adopted by the Company's Board of Directors on May 20, 2009, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires 10 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Shares held by members of the Smucker family are not subject to the threshold. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 3, 2019, unless earlier redeemed, exchanged, or amended by the directors.

Directors and Officers

The J. M. Smucker Company

— DIRECTORS —

Vincent C. Byrd
President, U.S. Retail – Coffee
The J. M. Smucker Company

R. Douglas Cowan A
Director and Retired Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo A, E
Retired Vice President
FirstEnergy Corp.
Akron, Ohio

Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio

Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York

Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Albany, Georgia

Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio

Alex Shumate G
Managing Partner
Squire, Sanders & Dempsey L.L.P.
Columbus, Ohio

Mark T. Smucker
President, Special Markets
The J. M. Smucker Company

Richard K. Smucker
Executive Chairman and Co-Chief Executive Officer
The J. M. Smucker Company

Timothy P. Smucker
Chairman of the Board and Co-Chief Executive Officer
The J. M. Smucker Company

William H. Steinbrink G
Principal
Unstuk, LLC
Shaker Heights, Ohio

Paul Smucker Wagstaff
President, U.S. Retail – Oils and Baking
The J. M. Smucker Company

A Audit Committee Member
E Executive Compensation Committee Member
G Nominating and Corporate Governance Committee Member

— OFFICERS —

Timothy P. Smucker
Chairman of the Board and Co-Chief Executive Officer

Richard K. Smucker
Executive Chairman and Co-Chief Executive Officer

Dennis J. Armstrong
Senior Vice President, Logistics and Operations Support

Mark R. Belgya
Senior Vice President and Chief Financial Officer

James A. Brown
Vice President, U.S. Grocery Sales

Vincent C. Byrd
President, U.S. Retail – Coffee

John W. Denman
Vice President and Controller

Barry C. Dunaway
Senior Vice President, Corporate and Organization Development

M. Ann Harlan
Vice President and General Counsel

Jeannette L. Knudsen
Vice President, Deputy General Counsel and Corporate Secretary

John F. Mayer
Vice President, Sales, Grocery Market

Kenneth A. Miller
Vice President, Alternate Channels

Steven Oakland
President, U.S. Retail – Smucker's, Jif, and Hungry Jack

Andrew G. Platt
Vice President, Information Services and Chief Information Officer

Christopher P. Resweber
Vice President, Marketing Communications

Julia L. Sabin
Vice President and General Manager, Smucker Natural Foods, Inc.

Mark T. Smucker
President, Special Markets

Paul Smucker Wagstaff
President, U.S. Retail – Oils and Baking

Albert W. Yeagley
Vice President, Industry and Government Affairs

Debra A. Marthey
Treasurer

— PROPERTIES —

Corporate Offices:
Orrville, Ohio

Domestic Manufacturing Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Havre de Grace, Maryland
Kansas City, Missouri
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
New Orleans, Louisiana (2)
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Sherman, Texas
Toledo, Ohio

International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada

Sales and Administrative Offices:*
Akron, Ohio
Bentonville, Arkansas
Edina, Minnesota
Markham, Ontario, Canada
Mexico City, Mexico

* Leased properties

Corporate and Shareholder Information

The J. M. Smucker Company

Corporate Offices

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

Stock Listing

The J. M. Smucker Company's common shares are listed on the New York Stock Exchange – ticker symbol SJM.

Corporate Web Site

To learn more about The J. M. Smucker Company, visit www.smuckers.com.

Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Wednesday, August 18, 2010, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

Corporate News and Reports

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company's Web site. They are also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Attention: Corporate Secretary
Strawberry Lane
Orrville, Ohio 44667

Certifications

The Company's Co-Chief Executive Officers and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company's public disclosures. These certifications are filed as exhibits to the Company's Annual Report on Form 10-K.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Akron, Ohio

Dividends

The Company's Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company's dividend disbursement agent is Computershare Investor Services, LLC.

Shareholder Services

The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:

- Shareholder investment program (CIP℠)
  - direct purchase of Company common shares
  - dividend reinvestment
  - automatic monthly cash investments
- Book-entry share ownership
- Share transfer matters (including name changes, gifting, and inheritances)
- Direct deposit of dividend payments
- Nonreceipt of dividend checks
- Lost share certificates
- Changes of address
- Online shareholder account access
- Form 1099 income inquiries (including requests for duplicate copies)

Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries.

Transfer Agent and Registrar

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 29 in the Management's Discussion and Analysis section.


FSC



The financial section of this report was printed on paper with a 50% post-consumer recycled content. The balance of the report was printed on elemental chlorine-free paper with a 30% post-consumer recycled content.